Boykin Lodging Company 2002 Annual Report



Boykin Lodging Company (NYSE:BOY) is a real estate investment trust that focuses on the ownership of full-service, upscale commercial and resort hotels. Boykin currently owns 31 hotels containing a total of 8,800 rooms located in 18 states, and operating under such internationally known brands as Marriott®, Hilton®, Embassy Suites®, Radisson®, Doubletree® and Courtyard by Marriott®.

FINANCIAL HIGHLIGHTS

(in thousands, except per share/unit data)

	Year Ended December 31, 2002	Year Ended December 31, 2001
Total revenues	$263,107	$ 78,653
Net income (loss) applicable to common shareholders	$ (1,480)	$ (29,570)
Net income (loss) applicable to common shareholders per diluted share	$ (0.09)	$ (1.72)
Weighted average number of diluted common shares outstanding	17,383	17,281
Funds from operations available to common shareholders (FFO)	$ 29,393	$ 36,167
FFO per diluted common share and unit	$ 1.46	$ 1.95
Weighted average number of diluted common shares and units outstanding	20,101	18,572
Common share dividends declared	$ 6,297	$ 19,030
Dividends declared per common share	$ 0.36	$ 1.095
Total assets	$575,509	$559,218
Total shareholders' equity	$240,291	$202,646

QUARTERLY MARKET PRICES AND COMMON SHARE DISTRIBUTION INFORMATION

	Price Range High	Price Range Low	Distributions Declared Per Common Share
2002 Quarter Ended			
March 31	$ 9.65	$ 7.95	—
June 30	$10.93	$ 8.87	—
September 30	$10.66	$ 7.00	$0.18
December 31	$ 9.74	$ 7.40	$0.18
2001 Quarter Ended			
March 31	$11.99	$ 8.50	$0.365
June 30	$12.90	$10.51	$0.365
September 30	$12.98	$ 7.50	$0.365
December 31	$ 9.59	$ 6.91	—

We stuck our feet in the sand. Not our heads.

We have been aggressively moving forward with improvements to our Pink Shell Beach Resort on the beautiful Fort Myers Beach in Florida – continuing our overall plan to increase the value of the properties we own. In 2001, we renovated 60 studio hotel rooms in the Sanibel View tower and, capitalizing on our unique gulf-to-bay location, offered investors the opportunity for condominium ownership overlooking the Gulf of Mexico. With a stock market that is unpredictable, these units make attractive investments for buyers, and we are now sold out at Sanibel View. For us, it's a win-win strategy: we receive capital upon sale and continue to receive an income stream afterward.

We are well under way on the second phase at Pink Shell, a new 92-unit condominium tower named White Sand Villas. With binding contracts on 73 of the units and construction due to be completed this year, our day in the sun is fast approaching.



We don't believe in bad luck.

We don't believe in bad luck.

That's not why the lodging business is hurting right now.

It's the tough economy. It's the uncertainty of a world turned upside down.

It's the collective reluctance of travelers.

But it won't last.

So, you can make excuses for today. Or make plans for tomorrow.

At Boykin Lodging, we are enthusiastically preparing for tomorrow. Moving forward with upscale resorts, major renovations, and strategic repositioning.

Because, if there is something we believe in, it's this:

In this world,

you've got to make your own luck.



We believe opportunity is more likely to knock on our door if there's a red carpet leading up to it.

Upscale, full service hotels in major metropolitan areas have proven to enjoy higher growth rates in revenues over the long run. The major cities are where more business is, so they are where more business travelers go. The major cities are also where more attractions are, so they are where more leisure travelers go. So, naturally, major markets are where we are headed as well. Already, the renovations to our Meadowlands Courtyard by Marriott in suburban New York have resulted in revenue per available room (RevPAR) improving 130% over the previous year. While our revamped and renamed Hotel 71 in downtown Chicago, just completed in September, showed a RevPAR increase of 23% in the first two months of 2003. We're focused on continuing to attract travelers in these types of markets, providing them with all the amenities they want. While providing ourselves with all the potential for growth.







In good times and bad, business will always carry on.
And will always need a place to do it.

As technology advances, meeting planners need facilities which are equipped with state-of-the-art capabilities. In many areas, there is a shortage of locations which offer the amenities these customers need. We're offering it to them, by converting space in certain hotels to high-tech ancillary conference centers, in conformance with the standards of the International Association of Conference Centers. Meeting managers love the fact that they can make one phone call to have everything from the meeting space, business center and lodging, to the food, beverage and recreation all taken care of, for one fixed price. We love the fact that we will fill under-utilized space with high-margin business, adding to the bottom line of our hotel. Construction has already commenced in our Berkeley property, with completion expected in the fall of 2003.

Planning on our next two is well underway.

And we'll keep looking for more opportunities like these to bring new sources of business to our hotels.





In the lodging industry, we all make our own beds.

There's no doubt that challenging conditions made this past year another tough one for everyone in our business.

In 2002, our FFO was $29.4 million, compared to 2001's pro forma FFO of $35.4 million. Revenue per available room (RevPAR) for all 33 hotels was $55.00 compared to last year's $58.30. Occupancy fell to 60.5% from 62.2%.

So, yes, our year was down, but our hopes aren't.

After all, while 2002 left many hotel REITs flat on their back, it left us more determined than ever. Determined not to stand helpless in a wait-and-see mode, but to deal with circumstances and move decisively forward.

We refocused our efforts, heading in some very opportune strategic directions. New areas of business where we can differentiate ourselves from other hotel REITs. Areas that, given our size, can have a meaningful impact on our company's future growth. As part of these efforts, we have reviewed where our capital can best be put to use – that includes critically reviewing each of our assets and taking steps to divest those with lower growth prospects, so that we can redeploy the capital into more attractive opportunities.

In short, we got busy.

We know the steps a hotel REIT takes today – or doesn't take – will affect how they perform tomorrow. Today, we are setting the stage for growth – in revenue and in FFO – when the nation's economic picture inevitably begins to improve.

We are a full service hotel company. That's what we do best. Capitalizing on this strength, we are focusing on three areas. First, we will expand our presence in resort markets, with a focus on continuing our success in beachfront, condo-hotel developments. Second, we will continue to focus on increasing the proportion of our portfolio in top major metropolitan areas, which have higher barriers to entry and enjoy the highest growth rates during times of economic recovery. And third, we will expand our ancillary conference center (ACC) initiative, which fits perfectly with our focus on major metropolitan areas, since the primary ACC customers are typically located in the larger cities.

During 2002, we made great progress in each of these three areas.

We have had hotels on the Florida beaches for a long time, and they have consistently performed well for us. In 2002, we took this to a new level, successfully completing our first condominium hotel project and breaking ground on our second. At our Pink Shell Beach Resort located in Ft. Myers Beach, Florida, we renovated our Sanibel hotel room tower, offered 59 studio units for sale as the Sanibel View Villas Condominiums, and are now sold out. We commenced Phase II of our condo project – a new, 92-unit tower overlooking the Gulf of Mexico. We expect to finish construction during the latter part of 2003 and currently have 73 units under binding contracts. Phase III, a new 43-unit tower, will begin presales this summer and we hope to break ground before year end. This is a profitable business for us, and we are looking at opportunities to do more condo-hotel projects – both within our portfolio and with new acquisitions.

Continuing our efforts in focusing on the major cities, we completed the renovation of the Meadowlands hotel and the rooms at Hotel 71 in Chicago. The Meadowlands was converted to a Courtyard by Marriott in April and by the fourth quarter had already improved its RevPAR by 130% and margins by 15 points over the fourth quarter of 2001. This suburban New York City area hotel is poised for additional improvement as the economy recovers.

The rooms renovation at the Hotel 71 in Chicago finished in September, and is sensational. We put a lot of emphasis on the comfort of the rooms, and they are larger than most you'll find in the windy city. We tried to take them to a new level and, so far, our guests have noticed – we've received many compliments on our efforts. A Chicago film festival event was held there, as was Bacardi's big Halloween extravaganza. People are talking. So, while the whole Chicago hotel market remains relatively soft heading into 2003, we still expect Hotel 71 to show significant RevPAR increases throughout the year – especially since the increase was 23% for the first two months of 2003 alone. Best of all, we own this hotel at a very attractive cost.

Sometimes, finding ways to increase the returns on existing assets means responding to an entirely new segment of demand. Like the need for specialized meeting space. In 2002, we identified a need for technology-savvy meeting space, and began creating the ancillary conference center profile to address this market-driven need. It's an exciting venture for us, and one we expect will be quite profitable as well. Our conference centers will offer top-notch amenities, like high speed internet access, state-of-the-art media equipment, a 24-hour technology center and ACC concierges. We'll be offering these meeting spaces as a Complete Meeting Package, with lodging, food and beverage, and other amenities included. This should not only lead to an increase in revenue, but should also improve the hotel's profit margin. While we would like to open an ACC in as many properties as possible, we know that demand for this space is dependent upon the needs of businesses located near each



Shereen P. Jones, Executive Vice President, Chief Financial and Investment Officer; Robert W. Boykin, Chairman of the Board and Chief Executive Officer; Richard C. Conti, President and Chief Operating Officer.

property – so we are targeting properties in these areas of high demand. Our Berkeley property is the first to undergo construction, which we expect to be complete in the second half of this year. Plans are also underway for ACCs at our Omaha and Portland Lloyd Center Doubletree properties. Throughout the process, we have been in touch with local area meeting planners, presenting conceptual designs and discussing their needs. Their reaction is no less enthusiastic and we are already booking business. A major thrust of our acquisition program is to identify hotels where an ACC will make sense.

As I mentioned, as we focused on where we can add value, we also took a hard look at how to fund these projects. That meant taking a hard look at our portfolio, identifying assets that don't fit our strategy or our growth requirements, and working to divest of these assets. Two assets we identified, the Knoxville Hilton and the Lake Norman Hampton Inn, were sold in February of 2003 for aggregate proceeds of $15.2 million. By paying down our debt, these sales proceeds will more than offset the cost of our first three ACCs, without increasing our overall leverage ratios.

During 2002, another objective was to improve our liquidity to both fund our revenue-generating capital expenditures and be positioned to take advantage of acquisition opportunities. In October, we completed our first preferred share offering, an offering of $45.3 million of preferred depositary shares, which are listed on the New York Stock Exchange. We used the net proceeds to repay debt, reducing our leverage ratios. While the immediate effect was dilutive, since the 10 1/2% dividend rate on the preferred exceeded the cost of the debt repaid, we believe that the long term benefits of greater financial flexibility more than offset the cost to our common shareholders. The effect on our liquidity was significant – at year end, we had cash and cash equivalents of $25.5 million, excluding restricted cash, and we had no outstanding balance on our $65 million revolving credit facility.

Playing an important role in all our efforts throughout 2002 was a new key member of our management team. In February, Shereen P. Jones was appointed Executive Vice President, Chief Financial and Investment Officer. Shereen has brought more than 15 years of comprehensive financial and real estate experience to the Company. I have known and worked with Shereen since 1996, when she led the Lehman Brothers team that structured and executed our IPO. In joining the company, I asked Shereen to help us improve our strategic focus, our access to capital and our relations with investors. The impact she has had on our company is noticeable already.

Looking forward, while the uncertainty surrounding the global political environment makes it very difficult to accurately predict how 2003 will fare, we expect continued pressure on RevPAR and margins. We do, however, expect our portfolio to outperform market RevPAR due to the ramp up of our renovation properties.

We will continue to work hard to keep our company moving forward. Cautiously and carefully forward, yes – but most importantly, forward. Now is not the time to simply stand fast, but an opportunity to get ready. To continue positioning ourselves for the long term. For that inevitable moment in the not-too-distant future when the economic and political climates change for the better.

And when they do, our company will be in the perfect place to move in another direction:

Up.

Thank you for your support,

Robert W. Boykin
Chairman of the Board and Chief Executive Officer



Financial Index

SELECTED HISTORICAL OPERATING AND FINANCIAL DATA

(amounts in thousands, except for per share data)

	Year Ended December 31,				
	2002	2001	2000	1999	1998
OPERATING DATA					
Total revenues	$263,107	$ 78,653	$ 92,589	$ 85,302	$ 69,747
Real estate related depreciation and amortization	30,174	28,474	30,374	28,878	21,265
Property taxes, insurance, hotel operations, general and other	211,012	22,563	21,984	16,149	12,158
Impairment of real estate	—	24,000	7,000	—	—
Costs associated with termination of leases	—	15,000	—	—	—
Gain on property insurance recovery	—	—	(407)	—	—
Operating income (loss)	21,921	(11,384)	33,638	40,275	36,324
Other income	1,095	1,071	631	—	—
Interest income	357	409	531	857	375
Interest expense	(20,011)	(21,916)	(24,291)	(20,610)	(13,905)
Amortization of deferred financing costs	(2,182)	(1,205)	(1,242)	(798)	(593)
Minority interests in earnings (loss) of joint ventures and operating partnership	507	2,999	(919)	(1,625)	(2,059)
Equity in income (loss) of unconsolidated joint ventures	(2,040)	589	68	23	—
Income (loss) before gain (loss) on sale of assets, extraordinary item and cumulative effect of change in accounting principle	(353)	(29,437)	8,416	18,122	20,142
Gain (loss) on sale of assets	(18)	240	—	—	—
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	(371)	(29,197)	8,416	18,122	20,142
Extraordinary item – loss on early extinguishment of debt, net of minority interest	—	—	(686)	—	(1,138)
Income (loss) before cumulative effect of change in accounting principle	(371)	(29,197)	7,730	18,122	19,004
Cumulative effect of change in accounting principle, net of minority interest	—	(373)	—	—	—
Net income (loss)	(371)	(29,570)	7,730	18,122	19,004
Preferred dividends	(1,109)	—	—	—	—
Net income (loss) applicable to common shareholders	$ (1,480)	$ (29,570)	$ 7,730	$ 18,122	$ 19,004
EARNINGS PER SHARE					
Net income (loss) applicable to common shareholders before extraordinary item and cumulative effect of change in accounting principle:					
Basic	$(0.09)	$(1.70)	$0.49	$1.06	$1.32
Diluted	$(0.09)	$(1.70)	$0.49	$1.06	$1.32
Net income (loss) applicable to common shareholders before cumulative effect of change in accounting principle:					
Basic	$(0.09)	$(1.70)	$0.45	$1.06	$1.25
Diluted	$(0.09)	$(1.70)	$0.45	$1.06	$1.25
Net income (loss) applicable to common shareholders:					
Basic	$(0.09)	$(1.72)	$0.45	$1.06	$1.25
Diluted	$(0.09)	$(1.72)	$0.45	$1.06	$1.25
Weighted average number of common shares outstanding:					
Basic	17,248	17,176	17,137	17,063	15,252
Diluted	17,383	17,281	17,305	17,127	15,252
HISTORICAL BALANCE SHEET DATA					
Investment in hotel properties, net	$495,076	$520,484	$565,224	$584,875	$595,132
Total assets	575,509	559,218	600,593	606,103	615,062
Total debt	274,827	318,971	311,440	294,000	286,000
Minority interest	16,621	18,351	16,750	18,263	22,961
Shareholders' equity	240,291	202,646	253,266	273,730	286,216

SELECTED HISTORICAL OPERATING AND FINANCIAL DATA

(amounts in thousands)

	Year Ended December 31,				
	2002	2001	2000	1999	1998
OTHER DATA					
Funds from operations available to common shareholders[a][c]	$ 29,393	$ 36,167	$ 46,005	$ 48,189	$ 42,805
Earnings before interest, taxes, depreciation and amortization (EBITDA)[b][c]	$ 54,405	$ 60,639	$ 72,837	$ 69,785	$ 57,303
Net cash provided by operating activities	$ 39,188	$ 34,043	$ 43,400	$ 51,795	$ 39,960
Net cash used in investing activities	$(11,985)	$(14,798)	$(23,109)	$(26,480)	$(299,784)
Net cash (used in) provided by financing activities	$ (5,360)	$(19,810)	$(20,087)	$(26,987)	$ 263,612
Cash dividends declared – common shares	$ 6,297	$ 19,030	$ 28,889	$ 32,260	$ 30,685
Weighted average number of common shares and units outstanding:					
Basic	19,966	18,467	18,428	18,354	16,549
Diluted	20,101	18,572	18,596	18,418	16,549

[a] The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in April 2002 defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of properties and extraordinary items, plus real estate related depreciation and amortization, and after comparable adjustments for our portion of these items related to unconsolidated entities and joint ventures.

We compute FFO in accordance with our interpretation of standards established by NAREIT which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the NAREIT definition differently than us.

We believe that FFO is helpful as a measure of the performance of an equity REIT because it provides investors and management with another indication of the Company's performance prior to deduction of real estate related depreciation and amortization.

The following is a reconciliation between net income (loss) and FFO (in thousands):

	2002	2001	2000	1999	1998
Net income (loss)	$ (371)	$(29,570)	$ 7,730	$18,122	$19,004
Real estate related depreciation and amortization	30,174	28,474	30,374	28,878	21,265
Minority interest	(507)	(2,999)	919	1,625	2,059
Gain on property insurance recovery	–	–	(407)	–	–
Impairment of real estate	–	24,000	7,000	–	–
Costs associated with termination of leases	–	15,000	–	–	–
(Gain) loss on sale of assets	18	(240)	–	–	–
Cumulative effect of change in accounting principle	–	373	–	–	–
Extraordinary item	–	–	686	–	1,138
Equity in (income) loss of unconsolidated joint ventures	2,040	(589)	(68)	(23)	–
FFO adjustment related to joint ventures	(852)	1,718	(229)	(413)	(661)
Funds from operations	30,502	36,167	46,005	48,189	42,805
Preferred dividends	(1,109)	–	–	–	–
Funds from operations available to common shareholders	$29,393	$ 36,167	$46,005	$48,189	$42,805

[b] We believe that EBITDA is helpful to investors and management as a measure of the performance of the Company because it provides an indication of the operating performance of the properties within the portfolio and is not impacted by the capital structure of the REIT.

The following is a reconciliation between operating income (loss) and EBITDA (in thousands):

	2002	2001	2000	1999	1998
Operating income (loss)	$21,921	$(11,384)	$33,638	$40,275	$36,324
Other income	1,095	1,071	631	–	–
Interest income	357	409	531	857	375
Real estate related depreciation and amortization	30,174	28,474	30,374	28,878	21,265
Company's share of EBITDA of unconsolidated joint ventures	1,030	2,784	1,428	317	–
EBITDA applicable to joint venture minority interest	(172)	285	(765)	(542)	(661)
Costs associated with termination of leases	–	15,000	–	–	–
Impairment of real estate	–	24,000	7,000	–	–
EBITDA	$54,405	$ 60,639	$72,837	$69,785	$57,303

[c] Neither FFO nor EBITDA represent cash generated from operating activities as determined by GAAP and should not be considered as an alternative to GAAP net income as an indication of the Company's financial performance or to cash flow from operating activities as determined by GAAP as a measure of liquidity, nor is either indicative of funds available to fund cash needs, including the ability to make cash distributions. FFO and EBITDA may include funds that may not be available for the Company's discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions, and other commitments and uncertainties.

BOYKIN'S FORMATION AND SIGNIFICANT EVENTS

Boykin Lodging Company ("Boykin"), an Ohio corporation, is a real estate investment trust ("REIT") that was formed and completed an initial public offering in 1996 to continue and expand the over 40-year history of hotel ownership, acquisition, redevelopment and repositioning activities of its predecessors, Boykin Management Company and its affiliates. Boykin Hotel Properties, L.P., an Ohio limited partnership (the "Partnership"), is the operating partnership entity that transacts business and holds the direct and indirect ownership interests in Boykin's hotels. As of March 13, 2003, Boykin Lodging Company has an 85.1% ownership interest in, is the sole general partner of and does all its business through the Partnership.

Since our initial public offering, we have increased our portfolio by using capital raised through a combination of common share issuances, various debt financings, capital from strategic joint venture partners and cash flow generated from operations.

- In October 2002, we completed a $45.3 million offering of 1,810,000 preferred depositary shares, each representing a 1/10 interest in one share of our 10 1/2% cumulative preferred shares and has a liquidation preference of $25 per share. Dividends are payable quarterly, upon authorization of the Board of Directors, at an annual rate of $2.625 per depositary share. The shares are listed on the New York Stock Exchange. Proceeds from the offering were used to reduce outstanding indebtedness.
- We currently have strategic alliances with four hotel operators and own four hotels with them through joint venture structures. In 1999, we also formed a joint venture with AEW Partners III, L.P. ("AEW") and, through that joint venture we purchased a hotel located in downtown Chicago.
- At the end of 2002, we had $274.8 million of debt outstanding under various debt instruments.
- Effective January 1, 2002, we took advantage of the restructuring available under the REIT Modernization Act and acquired leasehold interests in 28 hotels from two of our operators. During 2002, we acquired the leasehold interest in yet another property. Following these transactions, all but one of our hotels are operated under the taxable REIT subsidiary ("TRS") structure whereby the hotels are leased to a wholly owned subsidiary of the Partnership.

At the end of 2002, we owned interests in 33 hotels containing a total of 9,252 guestrooms located in 19 different states. During February 2003, we sold the Knoxville Hilton and Lake Norman Hampton Inn. Therefore, as of March 13, 2003, we own interests in 31 hotels containing 8,800 guestrooms located in 18 states.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies which we believe are the most significant to fully understand and evaluate our reported financial results include the following:

Investment in Hotel Properties

Hotel properties are stated at cost, net of any impairment charges, and are depreciated using the straight-line method over estimated useful lives ranging from 10 to 35 years for buildings and improvements and three to 20 years for furniture and equipment.

We review our hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause us to perform our review include, but are not limited to, adverse changes in the demand for lodging at our properties due to declining national or local economic conditions and/or new hotel construction in markets where our hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized.

There were no charges recorded for impairment of real estate in 2002. In 2001 and 2000, we recorded charges of $24.0 million and $7.0 million, respectively, for impairment of real estate on the carrying value of several hotels due to their book value exceeding their net realizable value. We do not believe that there are any factors or circumstances indicating impairment of any other of our investments in hotel properties at this time.

We estimate the fair market values of our properties through cash flow analysis taking into account each property's expected cash flow generated from operations, holding period and ultimate proceeds from disposition. In projecting the expected cash flows from operations of the asset, we base our estimates on future projected earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, and deduct expected capital expenditure requirements. We then apply growth assumptions to project these amounts over the expected holding period of the asset. Our growth assumptions are based on estimated changes in room rates and expenses and the demand for lodging at our properties, as impacted by local and national economic conditions and estimated or known future new hotel supply. The estimated proceeds from disposition are judgmentally determined based on a combination of anticipated cash flow in the year of disposition, terminal capitalization rate, ratio of selling price to gross hotel revenues and selling price per room.

If actual conditions differ from those in our assumptions, the actual results of each asset's future operations and fair market value could be significantly different from the estimated results and value used in our analysis.

Revenue Recognition

Hotel Revenues – Hotel revenues including room, food, beverage and other hotel revenues are recognized as the related services are delivered. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible.

Lease Revenue – Through December 31, 2001, our principal source of revenue was lease payments from lessees pursuant to percentage lease agreements. Percentage lease revenue is based upon the room, food and beverage and other revenues of our hotels.

Sales of Condominium Units – During 2001, we completed a renovation of a 60-unit tower at the Pink Shell Beach Resort. These renovated units are being sold as Sanibel View Villas Condominiums, with the expectation that the unit owners will make their units available to us by contract for rental as hotel rooms. The revenue related to the sales of these units is recorded upon closing of the sale. As of December 31, 2002, we had closed on the sale of 40 of the units within the tower. As of December 31, 2002, all of the Sanibel View unit owners have contracted with us to allow their unused room nights to be rented out as hotel rooms. The related gross rental income generated by these units is recorded by the resort and included in hotel revenues within the consolidated financial statements. Under the terms of their contracts, a percentage of the gross rental income of each unit is to be remitted to the respective unit owner. Any unsold units are also being rented out as hotel rooms.

With regards to the White Sand Villa project which was commenced during 2002, revenue will be recorded on the sale of the units under the percentage of completion method of accounting after the project meets certain required criteria. The appropriate criteria had not been met as of December 31, 2002.

Income Tax Valuation Allowance

Upon the effective date of the establishment of Boykin's TRSs, the subsidiaries became subject to federal and state income taxes. Boykin's TRSs account for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." As of December 31, 2002, Boykin's TRSs have a deferred tax asset of approximately $1.4 million prior to any valuation allowance, related to the assumption of the retained deficit of Westboy as well as the operating losses of the TRSs and their subsidiaries. Boykin's TRSs have recorded a 100% valuation allowance against this asset due to the uncertainty of realization of the deferred tax asset and therefore, no provision or benefit from income taxes is reflected in the accompanying consolidated statements of operations.

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included within this Annual Report.

RESULTS OF OPERATIONS

We are reporting the hotel operating revenues and expenses with respect to the hotels included within the TRS transactions discussed above beginning with their respective effective dates, whereas in the past, we reported percentage lease revenue. As a result, the results of operations for 2002 are not directly comparable to the actual results for the same periods in 2001 and 2000.

Results of Operations Year Ended December 31, 2002 Compared to Pro Forma 2001

For the year ended December 31, 2002, the Company's net loss applicable to common shareholders totaled $1.5 million or $0.09 per fully-diluted share compared with the same period last year when pro forma net loss totaled $15.4 million, or $0.90 per share.

Revenues for the year ended December 31, 2002 were $263.1 million, compared with pro forma revenues of $262.2 million for the same period last year. Hotel revenues were $249.7 million for the year ended December 31, 2002 compared with pro forma hotel revenues of $256.2 million for the same period last year. The decreasing hotel revenues can be attributed to the general softening in the economy and the continued impact on the travel industry from the aftermath of the terrorist attacks and the current political environment. The following table sets for the full year operating data of the 30 consolidated properties that were operated under the TRS structure as of December 31, 2002:

	Average Daily Rate ("ADR")			Occupancy			RevPAR		
	2002	2001	%Chg	2002	2001	%Chg	2002	2001	%Chg
30 consolidated hotels operated by a TRS	$89.54	$92.49	(3.2)%	61.3%	61.8%	(0.8)%	$54.88	$57.14	(4.0)%

Lease revenues decreased approximately $1.3 million primarily as a result of Marriott's Hunt Valley Inn converting to the TRS structure effective September 1, 2002. As such, the current year only includes eight months of lease revenue related to that hotel versus a full year for pro forma 2001.

Included in 2002 revenues is approximately $8.7 million related to the sales of 40 Sanibel View Villas units during the year. The renovation and conversion of the Sanibel View building to condominiums was completed in late 2001, therefore, no sales had occurred in the prior year. The related costs of the units sold during 2002 totaled $6.5 million and are recorded as such within the financial statements.

For those consolidated hotels operated under the TRS structure as of December 31, 2002, the gross operating profit after management fees subsequent to the respective dates of the TRS transactions averaged 26.4%, compared with 27.1% on a pro forma basis for the previous year. In 2002 we were faced with continued increases in the cost of workers' compensation insurance and utilities as well as the need to reserve approximately $0.3 million of outstanding United Airlines receivables at the time of their parent company's, UAL Corp., bankruptcy filing.

We experienced a $1.7 million acceleration in depreciation expense during 2002 related to the removal of cottages from the Pink Shell Beach Resort property to make way for the White Sand Villas development project.

In 2001, management identified changes in circumstances which indicated that the carrying value of certain properties were impaired, and accordingly recorded a $24.0 million non-cash charge related to eight specific properties. Management did not identify any similar instances and therefore did not take any impairment charges related to any of its properties during 2002.

During 2002, there was a significant decrease in the weighted average interest rate on our outstanding debt. Additionally, in October, we repaid the entire outstanding balance of our $65.0 million credit facility and approximately $3.0 million of the $45.0 million term note with the proceeds from our preferred depositary share offering. These factors resulted in an overall decrease in interest expense of $1.9 million from 2001.

Amortization of deferred financing costs increased $1.0 million over prior year primarily as a result of the additional financing costs incurred for our March 2002 amendments of the $65.0 million line of credit and the $45.0 million term loan.

Our equity loss in our unconsolidated joint ventures totaled $2.0 million in 2002 versus income of $0.3 million for the prior year pro forma period. The change primarily resulted from the impact of the renovation of the operating results of our newly repositioned and renamed Hotel 71 in downtown Chicago. The guestroom portion of the renovation was completed late in the third quarter of 2002.

Approximately $1.1 million of dividends related to the outstanding preferred depositary shares were declared in 2002; those dividends reduced net income applicable to common shareholders. As the preferred shares were issued during 2002, there was no similar deduction for the year earlier period.

For the full year 2002, funds from operations applicable to common shareholders ("FFO") of $29.4 million was below the pro forma $35.4 million reported for the same period last year. On a fully-diluted basis, the full year 2002 FFO declined to $1.46 per share compared with last year's pro forma FFO of $1.77 per share. For a detailed definition of FFO, reconciliation of net income (loss) to FFO and discussion of why we believe FFO is a useful measure of a REIT's financial performance, please see "Selected Historical Operating and Financial Data" on page 13.

Results of Operations Year Ended December 31, 2002 Compared to Actual 2001

Total revenues increased to $263.1 million from $78.7 million and hotel revenues increased to $249.7 million from $6.7 million, primarily as a result of the TRS transaction discussed earlier.

Lease revenue decreased to $4.7 million versus $72.0 million for 2001 because there were only two hotels which were not under the TRS structure during 2002. After the implementation of this structure at our Marriott's Hunt Valley Inn property effective September 1, 2002, there was only one property, Hampton Inn San Diego Airport/Sea World, which was not under the TRS structure and was therefore generating lease revenues.

Please refer to the "Year Ended December 31, 2002 Compared to Pro Forma 2001" section for discussion regarding changes in revenues from sale of condominium units and the related cost of units sold.

Similar to total revenues, total operating expenses increased substantially to $241.2 million for 2002 versus $90.0 million for 2001. Hotel operating expenses, which include hotel departmental expenses, indirect expenses and management fees, increased to $183.6 million from $5.4 million in the prior year due to the inclusion of the results of the 29 properties for which we acquired leasehold interests in connection with the TRS transactions. Property taxes, insurance and other expense increased $3.3 million over prior year due to increases in property and casualty insurance rates and the inclusion of related costs at the hotel property level in our operating results under the TRS structure. We incurred charges of $15.0 million, $11.4 million being non-cash, during 2001 relating to the acquisition and termination of the percentage leases and related transaction costs to implement the TRS structure. Such costs were not incurred during 2002. Please refer to the "Year Ended December 31, 2002 Compared to Pro Forma 2001" section above for discussion regarding the impairment charges incurred during 2001 and the increase in depreciation.

Other items which had significant changes over the prior year include interest expense, amortization of deferred financing costs, our equity in the income (loss) of unconsolidated joint ventures and the declaration of preferred dividends. For detailed discussion regarding these changes, please see the "Year Ended December 31, 2002 Compared to Pro Forma 2001" section above.

Based upon the above, 2002 had a net loss applicable to common shareholders of $1.5 million compared to the $29.6 million loss for the same period last year.

Our FFO for 2002 was $29.4 million compared to $36.2 million in 2001.

Actual Results of Operations Year Ended December 31, 2001 Compared to Year Ended 2000

For the year ended December 31, 2001, our net loss totaled $29.6 million versus net income of $7.7 million in 2000.

Our percentage lease revenue decreased to $72.0 million from $85.9 million in 2000 due to the decrease in consolidated hotel revenues.

Our percentage lease revenue was driven by hotel revenues which were, in turn, driven by ADR, occupancy, and RevPAR. The following table sets forth the operating data of the hotels owned by us as of December 31, 2001 (including those owned by unconsolidated joint ventures), without regard to when we acquired the hotels.

	ADR			Occupancy			RevPAR		
	2001	2000	%Chg	2001	2000	%Chg	2001	2000	%Chg
All Hotels (33 Hotels)[a]	$93.82	$95.05	(1.3)%	62.2%	67.4%	(7.7)%	$58.30	$64.04	(9.0)%
Comparable Hotels (30 Hotels)[b]	$93.60	$94.46	(0.9)%	62.2%	67.5%	(7.9)%	$58.25	$63.73	(8.6)%

[a] Includes all hotels we owned at the end of 2001, including predecessors' results.
[b] Includes hotels we owned in both periods.

The decrease in hotel revenues from the prior year, and resultant decrease in our lease revenues, resulted from the weak hotel operating environment. During the first eight months of 2001, lodging demand declined modestly due to the softening economy; following September 11, 2001 the decline in demand was more severe. Another factor contributing to the decrease in revenues was the sale of the Daytona Beach Radisson Resort in January 2001, which generated lease revenues of $1.7 million in 2000. Additionally, in February 2000, we took over the Radisson Hotel Mt. Laurel. In 2000, we recorded lease revenue of $0.3 million related to Mt. Laurel. Since the take over and throughout 2001, instead of percentage lease revenues, Mt. Laurel's hotel revenues and expenses are reflected in the results of operations.

Operating expenses increased to $90.0 million from $59.0 million in 2000 due to a one-time $15.0 million charge related to the acquisition and termination of 28 leasehold interests, of which $11.4 million was non-cash; a $24.0 million non-cash impairment charge to reduce the carrying value of eight properties to their estimated fair value (during 2000, the non-cash impairment charges totaled $7.0 million); all offset by a $1.9 million decrease in real estate related depreciation primarily related to three assets for which no depreciation was charged while they were classified as held for sale through the first three quarters of 2001 and the sale of the Daytona property in January 2001 for which approximately $0.5 million of depreciation was recorded in 2000.

Other items which lead to the change to the net loss in 2001 included a $2.4 million decrease in interest expense due to significant decreases in interest rates on outstanding borrowings and the non-recurring $0.7 million extraordinary loss on extinguishment of debt in 2000 offset by a charge of $0.4 million for the cumulative effect of a change in accounting principle related to the write-down of a derivative asset pursuant to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133.

Our FFO in 2001 was $36.2 million compared to $46.0 million in 2000.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of cash to meet our cash requirements, including dividends to shareholders, is our share of the Partnership's cash flow from the operations of the hotels. Cash flow from hotel operations is subject to all operating risks common to the hotel industry, including:

- Competition for guests from other hotels;
- Adverse effects of general and local economic conditions;
- Dependence on demand from business and leisure travelers, which may fluctuate and be seasonal;
- Increases in energy costs, airline fares, and other expenses related to travel, which may deter traveling;
- Increases in operating costs related to inflation and other factors, including wages, benefits, insurance and energy;
- Overbuilding in the hotel industry, especially in particular markets; and
- Actual or threatened acts of terrorism and actions taken against terrorists that cause public concern about travel safety.

In October 2002, we completed an underwritten public offering of 1,800,000 depositary shares, each share representing 1/10 of a share of our 10 1/2% Class A Cumulative Preferred Shares, Series 2002-A (Liquidation Preference $25 per depositary share). An additional 10,000 depositary shares were issued to cover over-allotments. Net proceeds after underwriting discounts and commissions were used to repay the entire outstanding balance on our credit facility and reduce the outstanding balance on the $45.0 million term loan to just under $42.0 million. Annual dividends of $2.625 per depositary share are payable quarterly upon the authorization of the Board of Directors. The shares are listed on the New York Stock Exchange. We own a corresponding Series A Preferred equity interest in the Partnership that entitles us to income and distributions in amounts equal to the dividends payable on the Company's Series A Preferred shares.

As of December 31, 2002, we had $25.5 million of unrestricted cash and cash equivalents and $13.5 million of restricted cash for the payment of capital expenditures, real estate tax and insurance, and deposits received on pre-sales of White Sand Villas condominium units. There were outstanding borrowings totaling $274.8 million against our term notes payable at year end. Proceeds from two property sales in February 2003 allowed for additional repayment of approximately $14.3 million on the $108.0 million term note payable, thereby reducing the outstanding balance to $93.7 million. We have not drawn on our credit facility since the October repayment.

We have a $65.0 million credit facility to fund acquisitions of additional hotels, renovations and capital expenditures, and for our working capital needs, subject to limitations contained in the credit agreement. For information relating to the terms of our credit facility and our $130.0 million, $45.0 million, and $108.0 million term notes payable, please see Notes 4 and 5, respectively, of the Notes to Consolidated Financial Statements of Boykin Lodging Company included in this Annual Report.

Our $130.0 million and $108.0 million term notes payable are property-specific mortgages and pose no covenant compliance issues. The credit facility and the $45.0 million term note contain covenant formulas regarding our overall leverage and debt service coverage. In March 2002, we amended both debt facilities in order to, among other things, ease the leverage and debt service coverage covenants.

In January 2003, our credit facility and the $45.0 million term note were amended to provide us greater latitude in making capital expenditures and acquisitions, and to moderately tighten our financial covenants. Specifically, we are entitled to use up to $50.0 million of proceeds under our credit facility for new acquisitions, and our capital expenditures for 2003 are now limited to 12.5% of our total hotel revenues. In addition, dividends on our common shares cannot exceed the lesser of 50% of our trailing twelve months FFO or $3.8 million per quarter, subject to certain exceptions, one being that we are entitled to distribute up to 100% of REIT taxable income. Based upon our current RevPAR and cash flow expectations, we expect to be in compliance with our covenants under the amended facilities through their July 2003 maturity. We can give no assurance that our actual results will not differ materially from our expectations.

We may seek to negotiate additional credit facilities, replacement credit facilities, or we may issue debt instruments. Any debt incurred or issued by us may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate, and be subject to such other terms as the Board of Directors considers prudent. The availability of borrowings under the credit facility is restrained by borrowing base and loan-to-value limits, as well as other financial performance covenants contained in the agreement. There can be no assurance that funds will be available in anticipated amounts from the credit facility.

Due to our desire to maintain liquidity in the challenging hotel environment following September 2001, our Board of Directors suspended the regular quarterly dividend in the fourth quarter of 2001. In August 2002, the Board of Directors reinstated a regular quarterly dividend on our common shares by declaring a dividend of $0.18 per common share for the third quarter. Dividends have also been declared for the fourth quarter 2002 and first quarter 2003 at the same level. The fourth quarter dividend was paid in January and the first quarter dividend is scheduled to be paid May 1, 2003 to shareholders of record March 31, 2003. While we are committed to a philosophy of regular quarterly dividends, the current economic and geopolitical environment may make it advisable to retain cash in order to enhance our liquidity going forward. Additionally, we are limited by the terms of our amended credit agreement to only distribute 50% of our trailing twelve months FFO through common share dividends. Thus, while we expect to continue to pay a regular quarterly dividend on our preferred shares, the continuation of the common dividend at its current level will depend upon the effect of the economy and geopolitical events on our performance.

In 2003, we expect to spend approximately $30 million related to capital expenditures at our hotels, excluding the Pink Shell Beach Resort project discussed below. This amount includes planned refurbishments and replacements at selected existing hotels as well as revenue generating projects, such as the development of ancillary conference centers within certain properties. We expect to use cash available from operations and restricted capital expenditure reserves, as well as borrowings under our line of credit to fund our 2003 renovations.

We are proceeding with the expansion project at the Pink Shell Beach Resort, which will add 39 rooms to the resort. The project includes demolishing 53 cottage units (38 of which have already been removed) and constructing a new 92-unit tower called White Sand Villas, which will significantly upgrade the character of the resort. The units in the tower will be sold as condominiums, with the expectation that the owners would put their unused room nights back to the resort by contract, which will provide us with continuing fee income. Total construction costs of the condominium tower are estimated to be approximately $28.0 million with a scheduled completion date during the fourth quarter of 2003. Approximately $3.6 million had been spent through December 31, 2002. To finance the construction of the White Sand Villas, in January 2003 we closed on a $23.3 million construction loan which is secured by the project. The loan bears interest at a rate that floats at LIBOR plus 250 basis points and is secured by the project. While the loan matures in January 2005, it requires principal payments upon closing the sales of the units. The remaining funding of construction costs will be provided by deposits already collected on pre-sales of the condominium units.

We have an active shelf registration statement with the Securities and Exchange Commission for the issuance of up to $142.3 million in securities. Securities issued under this registration statement may be preferred shares, depositary shares, common shares or any combination thereof, and may be issued at different times, depending on market conditions. Warrants to purchase these securities may also be issued. The terms of issuance of any securities covered by this registration statement would be determined at the time of their offering. No assurance can be made as to the availability of such capital.

INFLATION

Operators of hotels in general can change room rates quickly, but competitive pressures may limit the operators' ability to raise rates to keep pace with inflation.

Our general and administrative costs as well as real estate and personal property taxes, property and casualty insurance and ground rent are subject to inflation.

SEASONALITY

Our hotels' operations historically have been seasonal. The four hotels located in Florida experience their highest occupancy in the first quarter, while the remaining hotels maintain high occupancy rates during the second and third quarters. This seasonality pattern can be expected to cause fluctuations in our quarterly operating results and cash flow received from hotel operations.

COMPETITION AND OTHER ECONOMIC FACTORS

Our hotels are located in developed areas that contain other hotel properties. The future occupancy, ADR and RevPAR of any hotel could be materially and adversely affected by an increase in the number of or quality of the competitive hotel properties in its market area. Competition could also affect the quality and quantity of future investment opportunities, or our ability to sell existing properties.

As a portion of the lodging industry's sales are based upon business, commercial and leisure travel, changes in general economic conditions, demographics, or changes in local business economics, could affect these and other travel segments. This may affect demand for rooms, which would affect hotel revenues.

NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The provisions of SFAS No. 144 are effective for us beginning in 2002. SFAS No. 144 supersedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for* Long-Lived Assets to Be Disposed Of". SFAS No. 144 also established a single accounting model for long-lived assets to be disposed of by sale. The statement did not have a material effect on the financial condition or results of operations for 2002; however, as we sold hotel properties in 2003, the properties' results of operations will be retroactively disclosed separately as discontinued operations in our financial statements going forward.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Included in SFAS No.145 is a requirement that all gains and losses related to extinguishments of debt (other than extinguishments of debt items meeting the criteria in APB Opinion No. 30, *"Reporting the Results of Operations –* Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction" ("APB Opinion 30")) not be treated as extraordinary items. Any gains or losses on extinguishments of debt formerly classified as extraordinary and not meeting the criteria for extraordinary classification as defined in APB Opinion 30 shall be reclassified. The statement is not expected to have a material effect on our financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosure to be made by a guarantor in its *interim and annual financial statements about its obligations* under guarantees. Interpretation No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We have adopted the disclosure requirements of Interpretation No. 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date, we have not entered into any guarantees.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure – an amendment of FASB Statement No.123". Statement No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In addition, to address concerns raised by some constituents about the lack of comparability caused by multiple transition methods, Statement No. 148 does not permit the use of the Statement No. 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003. Adoption is not expected to have a material effect on our financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The objective of Interpretation No. 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Adoption is not expected to have a material effect on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

Our primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates. These debt instruments include our $65.0 million secured credit facility (no amounts outstanding as of December 31, 2002), the remaining balance on our $45.0 million secured term loan, our $108.0 million secured term loan and our share of floating rate debt under our unconsolidated joint ventures of $24.6 million at year end.

We have entered into both variable and fixed rate debt arrangements to allow us to optimize the balance of using variable rate debt versus fixed rate debt. Our variable rate debt allows us to maximize financial flexibility when selling properties and minimize potential prepayment penalties on fixed rate loans. Our $130.0 million, 6.9% fixed rate term note allows us to minimize our interest rate risk exposure. In March 2001, we also purchased interest protection on $83.0 million of our floating rate debt that fixes the overall interest rate on this debt at 7.32% through July 2003. Approximately 76% of our outstanding debt at December 31, 2002 is fixed-rate in nature, compared with 66% at the end of 2001. The weighted average interest rate of our variable rate debt was 4.5% as of December 31, 2002.

We review interest rate exposure continuously in an effort to minimize the risk of interest rate fluctuations. It is our policy to manage our exposure to fluctuations in market interest rates on our borrowings through the use of fixed rate debt instruments, to the extent that reasonably favorable rates are obtainable with such arrangements, and after considering the need for financial flexibility related to our debt arrangements. We may enter into forward interest rate agreements, or similar agreements, to hedge our variable rate debt instruments where we believe the risk of adverse changes in market rates is significant. Under a forward interest rate agreement, if the referenced interest rate increases, we would be entitled to a receipt in settlement of the agreement that economically would offset the higher financing cost of the debt issued. If the referenced interest rate decreases, we would make payments in settlement of the agreement, creating an expense that economically would offset the reduced financing cost of the debt issued. Other than the interest protection agreement discussed above, we do not have any other material market-sensitive financial instruments.

We do not believe that changes in market interest rates will have a material impact on the performance or fair value of our hotel portfolio as the value of our hotel portfolio is based primarily on the operating cash flow of the hotels, before interest expense charges. However, a change of 1/4% in the index rate to which our variable rate debt is tied would change our annual interest incurred by $0.2 million, based upon the balances outstanding on our variable rate instruments at December 31, 2002.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, applying certain estimates and judgments as required.

Boykin Lodging Company's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored by management that continually evaluates the adequacy and effectiveness of our control system.

We have retained Deloitte & Touche LLP, independent auditors, to audit our financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards, which include the consideration of our internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be completed.

The Board of Directors exercises responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

Robert W. Boykin
Chairman of the Board and
Chief Executive Officer

Shereen P. Jones
Executive Vice President,
Chief Financial and Investment Officer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Boykin Lodging Company:

We have audited the accompanying consolidated balance sheets of Boykin Lodging Company (an Ohio Corporation) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Boykin Lodging Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative financial instruments.

Deloitte & Touche LLP
Cleveland, Ohio
February 26, 2003

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

(dollar amounts in thousands)

	2002	2001
ASSETS		
Investment in hotel properties	$630,672	$629,203
Accumulated depreciation	(135,596)	(108,719)
Investment in hotel properties, net	495,076	520,484
Cash and cash equivalents	25,453	3,610
Restricted cash	13,492	9,423
Accounts receivable, net of allowance for doubtful accounts of $421 as of December 31, 2002	9,474	—
Receivable from related party related to lease terminations	6	2,008
Rent receivable from lessees	154	1,459
Inventories	2,124	—
Deferred financing costs and other, net	3,147	4,588
Investment in unconsolidated joint ventures	17,156	14,973
Other assets	9,427	2,673
	$575,509	$559,218
LIABILITIES AND SHAREHOLDERS' EQUITY		
Borrowings against credit facility	$ —	$ 39,000
Term notes payable	274,827	279,971
Accounts payable and accrued expenses	38,742	15,239
Dividends/distributions payable	4,747	—
Net liabilities assumed in connection with termination of leases	—	3,515
Due to lessees	281	496
Minority interest in joint ventures	2,419	2,530
Minority interest in operating partnership	14,202	15,821
Shareholders' Equity:		
Preferred shares, without par value; 10,000,000 shares authorized; 181,000 shares and no shares issued and outstanding as of December 31, 2002 and 2001, respectively	—	—
Common shares, without par value; 40,000,000 shares authorized; 17,276,407 and 17,191,954 shares outstanding at December 31, 2002 and 2001, respectively	—	—
Additional paid-in capital	356,228	312,171
Distributions in excess of income	(112,970)	(105,193)
Other comprehensive loss	(1,773)	(2,838)
Unearned compensation – restricted shares	(1,194)	(1,494)
Total shareholders' equity	240,291	202,646
	$575,509	$559,218

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(amounts in thousands, except for per share data)

	2002	2001	2000
Revenues			
Hotel revenues			
Rooms	$161,300	$ 4,315	$4,497
Food and beverage	73,903	2,051	1,890
Other	14,459	297	348
Total hotel revenues	249,662	6,663	6,735
Lease revenue	4,730	71,990	85,854
Sales of condominium units	8,715	—	—
Total revenues	263,107	78,653	92,589
Expenses			
Hotel operating expenses			
Rooms	40,670	1,121	1,200
Food and beverage	51,292	1,422	1,393
Other direct	8,455	157	184
Indirect	76,024	2,511	2,442
Management fees	7,205	200	202
Property taxes, insurance and other	14,178	10,922	10,714
Cost of sales of condominium units	6,474	—	—
Real estate related depreciation and amortization	30,174	28,474	30,374
Corporate general and administrative	6,714	6,230	5,849
Gain on property insurance recovery	—	—	(407)
Impairment of real estate	—	24,000	7,000
Costs associated with termination of leases	—	15,000	—
Total operating expenses	241,186	90,037	58,951
Operating income (loss)	21,921	(11,384)	33,638
Interest income	357	409	531
Other income	1,095	1,071	631
Interest expense	(20,011)	(21,916)	(24,291)
Amortization of deferred financing costs	(2,182)	(1,205)	(1,242)
Minority interest in earnings (loss) of joint ventures	(133)	193	(534)
Minority interest in earnings (loss) of operating partnership	640	2,806	(385)
Equity in income (loss) of unconsolidated joint ventures	(2,040)	589	68
Income (loss) before gain (loss) on sale of assets, extraordinary item and cumulative effect of change in accounting principle	(353)	(29,437)	8,416
Gain (loss) on sale of assets	(18)	240	—
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	(371)	(29,197)	8,416
Extraordinary item – loss on early extinguishment of debt, net of minority interest of $59	—	—	(686)
Income (loss) before cumulative effect of change in accounting principle	(371)	(29,197)	7,730
Cumulative effect of change in accounting principle, net of minority interest of $32	—	(373)	—
Net income (loss)	$ (371)	$(29,570)	$7,730
Preferred dividends	(1,109)	—	—
Net income (loss) applicable to common shareholders	$ (1,480)	$(29,570)	$7,730
Net income (loss) per share applicable to common shareholders before extraordinary item and cumulative effect of change in accounting principle			
Basic	$ (0.09)	$ (1.70)	$ 0.49
Diluted	$ (0.09)	$ (1.70)	$ 0.49
Net income (loss) per share applicable to common shareholders before cumulative effect of change in accounting principle			
Basic	$ (0.09)	$ (1.70)	$ 0.45
Diluted	$ (0.09)	$ (1.70)	$ 0.45
Net income (loss) per share applicable to common shareholders			
Basic	$ (0.09)	$ (1.72)	$ 0.45
Diluted	$ (0.09)	$ (1.72)	$ 0.45
Weighted average number of common shares outstanding			
Basic	17,248	17,176	17,137
Diluted	17,383	17,281	17,305

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(dollar amounts in thousands)

	Preferred Shares	Common Shares	Additional Paid-In Capital	Distributions In Excess of Income	Other Comprehensive Gain/(Loss)	Unearned Compensation	Total
Balance at January 1, 2000	—	17,106,242	$310,396	$ (35,434)	$ —	$(1,232)	$273,730
Issuance of common shares, net of offering expenses of $31	—	40,696	1,097	—	—	(865)	232
Dividends declared — $1.67 per common share	—	—	—	(28,889)	—	—	(28,889)
Amortization of unearned compensation	—	—	—	—	—	463	463
Net income	—	—	—	7,730	—	—	7,730
Balance at December 31, 2000	—	17,146,938	311,493	(56,593)	—	(1,634)	253,266
Issuance of common shares, net of offering expenses of $6	—	45,016	678	—	—	(449)	229
Dividends declared — $1.10 per common share	—	—	—	(19,030)	—	—	(19,030)
Amortization of unearned compensation	—	—	—	—	—	589	589
Net loss	—	—	—	(29,570)	—	—	(29,570)
Other comprehensive loss — Net unrealized loss on interest rate swap	—	—	—	—	(2,838)	—	(2,838)
Total comprehensive loss	—	—	—	—	—	—	(32,408)
Balance at December 31, 2001	—	17,191,954	312,171	(105,193)	(2,838)	(1,494)	202,646
Issuance of common shares, net of offering expenses of $3	—	104,461	1,126	—	—	(692)	434
Issuance of preferred shares, net of offering expenses of $2,016	181,000	—	43,234	—	—	—	43,234
Common share purchases for treasury	—	(20,008)	(303)	—	—	—	(303)
Dividends declared — $0.36 per common share	—	—	—	(6,297)	—	—	(6,297)
— $6.125 per Class A preferred share	—	—	—	(1,109)	—	—	(1,109)
Amortization of unearned compensation	—	—	—	—	—	992	992
Net loss	—	—	—	(371)	—	—	(371)
Other comprehensive income — Net unrealized gain on interest rate swap	—	—	—	—	1,065	—	1,065
Total comprehensive income	—	—	—	—	—	—	694
Balance at December 31, 2002	181,000	17,276,407	$356,228	$(112,970)	$(1,773)	$(1,194)	$240,291

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(amounts in thousands)

	2002	2001	2000
Cash flows from operating activities			
Net income (loss)	$ (371)	$(29,570)	$7,730
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities —			
Cumulative effect of change in accounting principle	—	373	—
Extraordinary item – loss on early extinguishment of debt	—	—	686
(Gain) loss on sale of assets	18	(240)	—
Gain on property insurance recovery	—	—	(407)
Non-cash charges associated with termination of leases	—	11,394	—
Impairment of real estate	—	24,000	7,000
Depreciation and amortization	32,356	29,679	31,616
Amortization of unearned compensation	992	589	463
Equity in (income) loss of unconsolidated joint ventures	2,040	(589)	(68)
Minority interests	(507)	(2,999)	919
Changes in assets and liabilities —			
Accounts receivable and inventories	266	—	—
Restricted cash	(4,069)	(2,389)	(3,462)
Accounts payable and accrued expenses	1,321	2,868	734
Amounts due to/from lessees	3,092	1,415	(372)
Other	4,050	(488)	(1,439)
Net cash flow provided by operating activities	39,188	34,043	43,400
Cash flows from investing activities			
Cash assumed in connection with termination of leases	5,765	—	—
Investment in unconsolidated joint ventures	(4,408)	(5,510)	(6,270)
Distributions received from unconsolidated joint ventures	148	1,380	406
Improvements and additions to hotel properties, net	(13,490)	(23,042)	(18,431)
Net proceeds from sale of asset	—	12,374	—
Net proceeds from property insurance recovery	—	—	1,186
Net cash flow used in investing activities	(11,985)	(14,798)	(23,109)
Cash flows from financing activities			
Payments of dividends and distributions	(3,638)	(27,234)	(32,954)
Net borrowings (repayments) against credit facility	(39,000)	9,500	(89,500)
Term note borrowings	—	—	108,000
Repayment of term note	(5,144)	(1,969)	(1,060)
Payment of deferred financing costs	(830)	—	(4,588)
Net proceeds from issuance of preferred shares	43,234	—	—
Net proceeds from issuance of common shares	434	229	232
Cash payment for common share purchases	(172)	—	—
Distributions to joint venture minority interest partners, net	(244)	(336)	(217)
Net cash flow used in financing activities	(5,360)	(19,810)	(20,087)
Net change in cash and cash equivalents	$21,843	$ (565)	$ 204
Cash and cash equivalents, beginning of year	3,610	4,175	3,971
Cash and cash equivalents, end of year	$25,453	$ 3,610	$4,175

See notes to consolidated financial statements.

(dollar amounts in thousands except per share data)

1. BACKGROUND

Boykin Lodging Company ("Boykin") is a real estate investment trust ("REIT") that owns hotels throughout the United States. As of December 31, 2002, Boykin owned interests in 33 hotels containing a total of 9,252 guestrooms located in 19 states, 31 of which are affiliated with nationally-recognized franchisors. Boykin's largest franchise affiliation is with Doubletree®. Boykin owns 12 Doubletree hotels in eight states, which account for roughly 40% of the total rooms in Boykin's portfolio. Other brands that Boykin is affiliated with include Hilton®, Marriott® and Radisson®.

The operations of the hotels have historically been seasonal. Twenty-nine hotels historically maintained higher occupancy rates during the second and third quarters while the four hotels located in Florida have historically experienced their highest occupancy in the first quarter.

Formation

Boykin was formed and completed an initial public offering (the "IPO") in 1996 to continue and expand the over 40-year history of hotel ownership, acquisition, redevelopment and repositioning activities of its predecessors, Boykin Management Company and its affiliates. Boykin Hotel Properties, L.P., an Ohio limited partnership (the "Partnership"), is the operating partnership that transacts business and holds the direct and indirect ownership interest in Boykin's hotels. As of December 31, 2002, Boykin Lodging Company had an 85.1% ownership interest in and is the sole general partner of the Partnership.

Since the IPO, Boykin has expanded its hotel portfolio by using capital raised through a combination of common share issuances, various debt financings, capital from strategic joint venture partners and cash flow generated from operations.

As of December 31, 2002, Boykin Management Company Limited Liability Company ("BMC") and certain of its subsidiaries managed 19 of the 33 hotels in which Boykin has ownership interests. BMC is owned by Robert W. Boykin, Chairman and Chief Executive Officer of Boykin (53.8%) and his brother, John E. Boykin (46.2%).

Taxable REIT Subsidiary Transactions

The Work Incentives Improvement Act of 1999 ("REIT Modernization Act") amended the tax laws to permit REITs, like Boykin, to lease hotels to a subsidiary that qualifies as a taxable REIT subsidiary ("TRS") as long as the TRS engages an independent hotel management company to operate those hotels under a management contract. Boykin implemented this structure for the properties previously leased to BMC and certain of its subsidiaries and Interstate Hotels and Resorts ("Interstate") effective January 1, 2002.

In conjunction with the transaction, the Partnership acquired 16 subsidiaries of BMC. The Partnership acquired these entities, whose primary assets were leasehold interests in 25 hotel properties owned by the Partnership, and certain working capital assets and liabilities of those hotels, for consideration comprised of 1,427,142 limited partnership units valued at $11.4 million (based upon the average closing price of the common shares for the five-day period prior to the closing of the transaction), and the assumption of $1.6 million of working capital liabilities in excess of assets relating to Westboy LLC ("Westboy"), one of the subsidiaries (See Note 7). The Partnership then contributed the acquired subsidiaries to Bellboy, Inc. ("Bellboy"), a wholly owned subsidiary of the Partnership. Bellboy has elected to be treated as a TRS.

Effective December 31, 2001, Boykin terminated percentage lease agreements with affiliates of Interstate for two hotel properties owned by Boykin. These hotel properties were re-leased to subsidiaries of Bellboy. An Interstate affiliate also assigned a percentage lease agreement for a third hotel property Boykin owns to a subsidiary of Bellboy. As part of the transaction with Interstate, Interstate also assigned to Boykin its 20% equity interest in the joint venture that owns the Kansas City Doubletree hotel, and certain personal property it owned at the Pink Shell Beach Resort.

Boykin recorded a charge to earnings of $15.0 million for the year ended December 31, 2001 relating to the acquisition and termination of the percentage leases described above and the related transaction costs.

Effective January 1, 2002, Boykin entered into new management agreements with BMC to operate 15 of the hotels previously leased to BMC and with Interstate to operate the three hotels previously leased to them. The BMC management agreements have terms of three to nine years, but are cancelable by Boykin without penalty upon 90 days notice. The Interstate management agreements have terms of five to six years, and are also cancelable by Boykin without penalty upon 90 days notice.

Boykin later exercised its option to cancel the management agreements with Interstate for the Kansas City Doubletree Hotel and the Pink Shell Beach Resort. Effective October 24, 2002, BMC began managing the hotels under new management agreements. The new management agreement related to the Kansas City property is for a term of five years and is cancelable by Boykin without penalty upon 90 days notice. The new agreement related to the Pink Shell Beach Resort is for a term of ten years and provides for certain liquidated damages in the event of early termination.

Westboy, now a subsidiary of Bellboy, leases ten Doubletree branded hotels from Boykin. Westboy is party to an existing long-term management agreement with a subsidiary of Hilton Hotels Corporation ("Hilton") to operate these hotels. This management agreement has an initial term which expires in April 2012 and Hilton has renewal options to extend the term. Except with respect to the three Doubletree hotels located in the state of Washington, the agreement with Hilton may not be terminated without penalty.

Boykin owns Marriott's Hunt Valley Inn through a joint venture with Davidson Hotel Company ("Davidson"). The joint venture formed a new subsidiary, Hunt Valley Leasing, Inc. ("Hunt Valley") effective September 1, 2002, which qualifies as a TRS, to lease the hotel. Davidson continues to manage the hotel under a new management agreement which was also effective September 1, 2002.

Subsequent to this most recent transaction, all but one of the 33 hotel properties Boykin owned an interest in as of December 31, 2002 were operated under the TRS structure.

As a result of the TRS transactions discussed above, from the effective date of each transaction going forward, the consolidated financial statements include the operating results of the consolidated hotels operated by BMC, Hilton, Interstate and Davidson, as applicable. Previously, revenues were derived primarily from lease payments which were made out of the net operating income of the properties; now revenues are generated from total revenues from the properties with the related operating expenses also being reported.

Consolidated Joint Ventures

As of December 31, 2002, Boykin had strategic alliances with three hotel operators and owned three hotels with them through consolidated joint venture structures. The following table sets forth the joint ventures established with these hotel operators:

CONSOLIDATED JOINT VENTURES

Name of Joint Venture	JV Partner	Boykin Ownership Percentage	JV Ownership Percentage	Hotel Owned Under Joint Venture	Date of Hotel Purchase
BoyStar Ventures, L.P.	Interstate	91%	9%	Holiday Inn Minneapolis West	July 1997
Shawan Road Hotel L.P.	Davidson	91%	9%	Marriott's Hunt Valley Inn	July 1997
Boykin San Diego LLC	Outrigger	91%	9%	Hampton Inn San Diego Airport/ Sea World	November 1997

In 2001, Interstate assigned their 20% ownership interest in Boykin Kansas City LLC, which owns the Doubletree Kansas City hotel, to Boykin. The elimination of Interstate's minority interest in the hotel was accounted for as a $5,029 reduction in the value of the building as of the date of assignment. After the transfer, Boykin owned 100% of Boykin Kansas City LLC.

Effective February 1, 2000, Boykin took over the operations of the Radisson Hotel Mt. Laurel under REIT tax regulations related to foreclosure properties. The hotel was previously owned 85% by Boykin under a joint venture agreement with an affiliate of Radisson Hotels Worldwide ("Radisson") and was leased to the Radisson affiliate. Under the terms of the agreement with Radisson, the lease was terminated and Boykin obtained a 100% interest in the hotel. The hotel is managed by a wholly-owned subsidiary of BMC pursuant to a management agreement.

Unconsolidated Joint Ventures

In 1999, Boykin formed a joint venture with AEW Partners III, L.P. ("AEW"), an investment partnership managed by AEW Capital Management, L.P., a Boston-based real estate investment firm. Boykin has a 25% ownership interest in the joint venture. In the same year, the Boykin/AEW venture formed and acquired a 75% ownership interest in Boykin Chicago, LLC, which purchased a hotel in downtown Chicago. In 2000, Boykin purchased the remaining 25% ownership interest in Boykin Chicago, LLC from a private investor for $6.3 million, thereby increasing Boykin's total ownership percentage in the hotel to 43.75%.

In July 2001, Boykin formed a joint venture with Concord Hospitality Enterprises ("Concord"), a privately owned hotel investment and management company based in Cleveland, Ohio. Boykin has a 50% ownership interest in the joint venture, which acquired a full-service hotel in Lyndhurst, New Jersey.

Because of the non-controlling nature of Boykin's ownership interests in these joint ventures, Boykin accounts for these investments using the equity method. Refer to Note 8 for further discussions of the aforementioned joint venture with AEW.

Boykin's carrying value of its investments in these joint ventures differs from its share of the partnership equity reported in the balance sheets of the unconsolidated joint ventures due to Boykin's cost of its investment in excess of the historical net book values related to the direct investment in Boykin Chicago, LLC. Boykin's additional basis is allocated to depreciable assets and is recognized on a straight line basis over 30 years.

The following table sets forth the total assets, liabilities, revenues and net income (loss), including Boykin's share, related to the unconsolidated joint ventures discussed above as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002:

UNCONSOLIDATED JOINT VENTURES

	Boykin/AEW			Boykin/Concord		
	December 31,			December 31,		
	2002	2001	2000	2002	2001	2000
Total assets	$70,058	$57,556		$23,762	$21,463	
Total liabilities	39,941	33,012		17,494	14,748	
Equity	30,117	24,544		6,268	6,715	
Boykin's share of equity	12,992	10,547		3,134	3,358	
Boykin's additional basis in Boykin Chicago, LLC	1,030	1,068		—	—	
Investment in unconsolidated joint venture	$14,022	$11,615		$ 3,134	$ 3,358	
Revenues	$10,056	$11,066	$7,004	$ 5,531	$ 1,513	
Net income (loss)	(4,169)	1,645	57	(448)	(285)	
Boykin's share of net income (loss)	(1,816)	731	68	(224)	(142)	

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The separate financial statements of Boykin, the Partnership, Bellboy, Hunt Valley and the consolidated joint ventures discussed above are consolidated because Boykin exercises unilateral control over these entities. All significant intercompany transactions and balances have been eliminated.

Investment in Hotel Properties

Hotel properties are stated at cost, net of any impairment charges, and are depreciated using the straight-line method over estimated useful lives ranging from 10 to 35 years for buildings and improvements and three to 20 years for furniture and equipment.

Investment in hotel properties as of December 31, 2002 and 2001 consisted of the following:

	2002	2001
Land	$ 54,245	$ 55,145
Buildings and improvements	494,222	496,203
Furniture and equipment	78,322	76,268
Construction in progress	3,883	1,587
	630,672	629,203
Less – Accumulated depreciation	(135,596)	(108,719)
	$495,076	$520,484

Boykin reviews the hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized.

In 2001 and 2000, management identified changes in circumstances which indicated the carrying value of certain properties were impaired, and accordingly recorded charges of $24,000 and $7,000, respectively. Boykin does not believe that there are any factors or circumstances indicating impairment of any other investments in hotel properties at this time.

Fair market values of hotel properties are estimated through a discounted cash flow analysis taking into account each property's expected cash flow generated from operations, holding period and ultimate proceeds from disposition. In projecting the expected cash flows from operations of the asset, the estimates are based on future projected earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, and deduct expected capital expenditure requirements. Growth assumptions are applied to project these amounts over the expected holding period of the asset. The growth assumptions are based on estimated inflationary increases in room rates and expenses and the demand for lodging at the properties, as impacted by local and national economic conditions and estimated or known future new hotel supply. The estimated proceeds from disposition are judgmentally determined based on a combination of anticipated cash flow in the year of disposition, terminal capitalization rate, ratio of selling price to gross hotel revenues and selling price per room.

If actual conditions differ from the assumptions, the actual results of each asset's future operations and fair market value could be significantly different from the estimated results and value used in the analysis.

There were no properties held for sale as of December 31, 2002 and 2001, as defined within the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus short-term investments with an original maturity of three months or less.

Restricted Cash

Restricted cash consists of cash held in escrow reserves under the terms of the term notes payable discussed in Note 5 and deposits on the White Sand Villas condominium sales as discussed further below. The escrow reserves relate to the payment of capital expenditures, insurance and real estate taxes.

Accounts Receivable

Accounts receivable, consisting primarily of hotel guest receivables, is stated at fair value. The related allowance for doubtful accounts assumed with the TRS transaction effective January 1, 2002 (Note 1) totaled $243. Bad debt expense and accounts receivable write-offs for the year ended December 31, 2002 were $768 and $590, respectively.

Inventories

Inventories consisting primarily of food and beverages and gift store merchandise are stated at the lower of first-in, first-out cost or market.

Deferred Financing Costs and Other, net

Included in deferred financing costs and other at December 31, 2002 and 2001 were the following:

	2002	2001
Financing costs	$7,239	$6,401
Franchise fees	611	618
	7,850	7,019
Accumulated amortization	(4,703)	(2,431)
	$3,147	$4,588

Deferred financing costs are being amortized using the straight-line method over the terms of the related financing agreements, including extension options where it is the intent of management to exercise such options. Accumulated amortization at December 31, 2002 and 2001 was $4,449 and $2,259, respectively.

Deferred franchise fees are being amortized on a straight-line basis over the terms of the related franchise agreements. Accumulated amortization at December 31, 2002 and 2001 was $254 and $172, respectively.

Dividends

Boykin pays dividends on common shares which are dependent upon the receipt of distributions from the Partnership and are based upon the discretion of Boykin's Board of Directors.

Dividends on the preferred shares (Note 6) are cumulative from the date of issue at the rate of 10 1/2% of the liquidation preference per year and are payable quarterly in arrears based upon authorization of the Board of Directors. Dividends will accrue whether or not Boykin has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared.

Revenue Recognition

Hotel Revenues – Hotel revenues including room, food, beverage and other hotel revenues are recognized as the related services are delivered. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible.

Lease Revenue – Boykin recognizes lease revenue for interim and annual reporting purposes on an accrual basis pursuant to the terms of the respective percentage leases once all terms have been satisfied and certain thresholds have been met. Boykin recognizes the revenue in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements". The adoption of SAB No. 101 impacts the interim reporting of revenues related to Boykin's leases for properties not operated under the TRS structure, but has no impact on its interim cash flow or year-end results of operations.

Condominium Units

During 2001, Boykin completed a $2,700 renovation of a 60-unit tower at the Pink Shell Beach Resort in Ft. Myers Beach, Florida. These renovated studio units are being sold as Sanibel View Villas Condominiums, with the expectation that the unit owners will make their units available by contract for rental as hotel rooms. The revenue related to the sale of the units is recorded upon closing of the sale. Through December 31, 2002, 40 of these units have sold, generating revenues in excess of the renovation cost of the entire project. Cost of sales of condominium units in 2002 includes $482 related to commissions on the sales and $99 related to real estate taxes. Unsold units are being used for rental as hotel rooms. The depreciated cost basis of the unsold units as of December 31, 2002 of $2,895 is reflected in the consolidated balance sheets as other assets.

As of December 31, 2002, all of the Sanibel View unit owners have contracted with the resort to allow their unused room nights to be rented out as hotel rooms. The related gross rental income generated by these units is recorded by the resort and included in hotel revenues within the consolidated financial statements. Under the terms of the contract, a percentage of the gross rental income of each unit is to be remitted to the respective unit owner. For the year ended December 31, 2002, $1,599 was remitted to third party unit owners and is included within property taxes, insurance and other in the consolidated financial statements.

During 2002, Boykin also began construction of a new 92-unit tower at the Pink Shell Beach Resort. In order to prepare the site for construction of the tower, Boykin paid for the removal of 38 cottages. Depreciation of the cottages was accelerated through the period of disposal resulting in an additional $1.7 million charge, in accordance with the provisions of SFAS No. 144 as they relate to asset abandonment. The costs of removing the cottages and preparing the site for construction of the new building have been capitalized to the extent that total expected costs do not exceed the expected net realizable value for the project.

Deposits received for the purchase of units in the 92-unit tower are currently reflected in restricted cash with an offsetting liability. Revenue will be recorded on the sale of the units under the percentage of completion method of accounting after the project meets certain required criteria. The project has a scheduled completion date during the fourth quarter of 2003.

Minority Interests

Minority interest in the Partnership represents the limited partners' proportionate share of the equity in the Partnership. Income is allocated to minority interest based on the weighted average limited partnership percentage ownership throughout the period.

Minority interest in joint ventures represents the joint venture partners' proportionate share of the equity in the joint ventures. Income and losses are allocated to minority interest based on the joint venture partners' percentage ownership throughout the period, subject to minimum returns to the Partnership, as defined in the joint venture agreements.

Income Taxes

Boykin qualifies as a REIT under Sections 856-860 of the Internal Revenue Code. As a REIT, Boykin generally will not be subject to federal corporate income tax on that portion of its net income that relates to non-TRS subsidiaries. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements for the corporate level entities.

Upon the effective date of the establishment of Boykin's TRSs, Bellboy and Hunt Valley, the subsidiaries became subject to federal and state income taxes. Boykin's TRSs account for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." As of December 31, 2002, Boykin's TRSs have a deferred tax asset of approximately $1,400, prior to any valuation allowance, related to the assumption of the retained deficit of Westboy as well as the net operating losses of the TRSs and their subsidiaries. Boykin's TRSs have recorded a 100% valuation allowance against this asset due to the uncertainty of realization of the deferred tax asset and therefore, no provision or benefit from income taxes is reflected in the accompanying consolidated statements of operations. As of December 31, 2002, the net operating loss carry-forwards have remaining lives of 19 to 20 years.

Boykin's earnings and profits, as defined by federal income tax law, will determine the taxability of distributions to shareholders. Earnings and profits will differ from income reported for financial reporting purposes primarily due to the differences in the estimated useful lives and methods used to compute depreciation and differences in the timing of when certain expenses are deductible for tax purposes. For federal income tax purposes, dividends to shareholders applicable to 2002, 2001 and 2000 operating results represented the following allocations of ordinary taxable income, return of capital, and 20% capital gain:

COMMON SHARES Year	Ordinary Income	Return of Capital	20% Capital Gain	Total
2002	90.8%	—	9.2%	100.0%
2001	49.1%	50.9%	—	100.0%
2000	75.6%	24.4%	—	100.0%

PREFERRED SHARES Year	Ordinary Income	Return of Capital	20% Capital Gain	Total
2002	90.8%	—	9.2%	100.0%

Earnings Per Share

Boykin's basic and diluted earnings per share for the years ended 2002, 2001 and 2000 are computed under the provisions of SFAS No. 128, "Earnings per Share".

Basic earnings per share is based on the weighted average number of common shares outstanding during the period whereas diluted earnings per share adjusts the weighted average shares outstanding for the effect of all dilutive securities. The weighted average number of shares used in determining basic earnings per share was 17,248,000, 17,176,000 and 17,137,000 for the years ended December 31, 2002, 2001 and 2000, respectively. For 2002, 2001 and 2000, diluted per share amounts reflect incremental common shares outstanding of 135,000, 105,000 and 168,000, respectively, related to unexercised share options and unvested restricted share grants as of December 31, 2002, 2001 and 2000, respectively. There are no adjustments to the reported amounts of income in computing diluted per share amounts.

Partnership Units/Minority Interests

A total of 2,718,256 and 1,291,114 limited partnership units (Note 7) were issued and outstanding at December 31, 2002 and 2001, respectively. The weighted average number of limited partnership units outstanding for each of the periods ended December 31, 2002 and 2001 was 2,718,256 and 1,291,114, respectively.

Effective January 1, 2002, an additional 1,427,142 limited partnership units were issued as consideration for the acquisition of leasehold interests in conjunction with the TRS transactions discussed in Note 1.

Fair Value of Financial Instruments

Fair values are determined by using available market information and appropriate valuation methodologies. Boykin's principal financial instruments are cash, cash equivalents, restricted cash, accounts receivable, borrowings against the credit facility, the term notes payable and interest rate protection instruments.

Cash, cash equivalents, restricted cash and accounts receivable, due to their short maturities, are carried at amounts which reasonably approximate fair value. As borrowings against the credit facility (Note 4), and the $45,000 term note payable (Note 5) bear interest at variable market rates, carrying value approximates market value at December 31, 2002.

At December 31, 2002, the fair value of the $130,000 term note payable (Note 5) approximates carrying value as the interest rate associated with the note approximates market rates currently offered for debt with similar terms and maturities.

Effective January 1, 2001, Boykin adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires companies to carry all derivative instruments, including embedded derivatives, in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. For financial reporting purposes, the change in market value of the effective portion of an instrument defined as a cash flow hedge flows through the other comprehensive income component of equity. All other changes will flow through earnings.

The adoption of SFAS No. 133 resulted in Boykin recording an unrealized loss of $373, net of minority interest of $32, related to its existing interest rate cap, which is reflected as a cumulative effect of a change in accounting principle in Boykin's 2001 statement of operations. The interest rate cap is with a third party and had no value at December 31, 2002 based upon estimated market valuations. Changes in the fair value of the interest rate cap are recorded through the statement of operations.

In March 2001, Boykin entered into an interest rate swap, which fixes the overall interest rate at 7.32% on $83,000 of Boykin's $108,000 term note until July 2003. The estimated fair market value of the swap as of December 31, 2002 is reflected as other comprehensive loss of $1,773 in shareholders' equity, with a corresponding liability in the accompanying consolidated balance sheet. In connection with the execution of this swap contract, Boykin wrote an option contract (reverse cap contract) until July 2003 with a notional balance of $83,000 and a LIBOR based strike price of 7.90%, obligating Boykin as the floating rate counter-party. This contract is with a third party and had no value at December 31, 2002. Changes in the contract's fair value are recorded through the statement of operations.

Comprehensive Income

Comprehensive income is defined as changes in shareholders' equity from non-owner sources, which for Boykin consists of the difference between the cost basis and fair market value of its interest rate swap. For the year ended December 31, 2002 and 2001, the difference between net income (loss) and comprehensive income (loss) was due to the change in the market value of the swap.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The provisions of Statement 144 are effective for Boykin beginning in the fiscal year ending December 31, 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 also requires that one accounting model be used for long-lived assets to be disposed of by sale. The Statement did not have a material effect on the financial condition or results of operations of Boykin for 2002; however, as Boykin disposed of hotel properties via sale in 2003, the properties' results of operations will be retroactively disclosed separately as discontinued operations in Boykin's financial statements going forward.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Included in SFAS No. 145 is a requirement that all gains and losses related to extinguishments of debt (other than extinguishments of debt items meeting the criteria in APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB Opinion 30")) not be treated as extraordinary items. The provisions of this statement are effective for Boykin on January 1, 2003. Any gains or losses on extinguishments of debt formerly classified as extraordinary and not meeting the criteria for extraordinary classification as defined in APB Opinion 30 shall be reclassified. The Statement is not expected to have a material effect on the financial condition or results of operations of Boykin.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company has adopted the disclosure requirements of Interpretation No. 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date the Company has not entered into guarantees.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure — an amendment of FASB Statement No. 123". Statement No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In addition, to address concerns raised by some constituents about the lack of comparability caused by multiple transition methods, Statement No. 148 does not permit the use of the Statement No. 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003. Adoption is not expected to have a material effect on the financial condition or results of operations of Boykin.

At December 31, 2002, Boykin has a Long-Term Incentive Plan, which is described more fully in Note 11. Boykin has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and applies Accounting Principles Board Opinion No.25 and related interpretations in accounting for its employee share option plan. If Boykin had elected to recognize compensation costs for the LTIP based on the fair value at the grant dates for option awards consistent with the method prescribed by SFAS No. 123, reported amounts of net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below.

	Year Ended		
	December 31, 2002 Pro Forma	December 31, 2001 Pro Forma	December 31, 2000 Pro Forma
Net income (loss) applicable to common shareholders	$(1,480)	$(29,570)	$7,730
Stock-based employee compensation expense	(151)	(151)	(241)
Proforma net income (loss)	(1,631)	(29,721)	7,489
Proforma net income (loss) per common share:			
Basic	$ (0.09)	$ (1.73)	$ 0.44
Diluted	$ (0.09)	$ (1.73)	$ 0.43

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The objective of Interpretation No. 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Adoption is not expected to have a material effect on the financial condition or results of operations of Boykin.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

3. HOTEL TRANSACTIONS

The following table summarizes Boykin's hotel acquisitions and dispositions in 2002, 2001 and 2000:

Hotel	Location	Acquisition/ Disposition Date	Number of Rooms	Purchase/ Sale Price	Percentage Owned by Partnership	Operator
Property Exchange						
Acquisitions						
Doubletree Hotel San Antonio	San Antonio, TX	September 2000	290	N/A	100%	BMC
Doubletree Hotel Guest Suites	Southfield, MI	September 2000	239	N/A	100%	BMC
Disposition						
Cleveland Marriott East	Cleveland, OH	September 2000	403	N/A	100%	BMC
Acquisition						
Novotel Meadowlands*	Lyndhurst, NJ	July 2001	219*	$17,500	50%	Concord
Disposition						
Daytona Beach Radisson Resort	Daytona Beach, FL	January 2001	206	$12,500	100%	BMC

* In February 2002, a renovation of this hotel was completed resulting in eight additional rooms at the property and the hotel was rebranded as a Courtyard by Marriott.

In September 2000, Boykin transferred ownership of its Cleveland Marriott East in Beachwood, Ohio, to Hilton. In exchange, Boykin obtained from Hilton a 239-suite Doubletree Guest Suites hotel in Southfield, Michigan (rebranded as an Embassy Suites in October 2001) and a 290-room Doubletree hotel in San Antonio, Texas. The transaction was accounted for as a like-kind exchange of similar assets with the net book value of the Beachwood hotel being carried forward and allocated as the cost basis of the Southfield and San Antonio hotels with no gain or loss recognized.

The remaining acquisition was accounted for using the purchase method. The operating results of the acquired property are included in the consolidated operating results of Boykin as equity in income (loss) of unconsolidated joint ventures since the hotel was acquired through an unconsolidated joint venture.

4. CREDIT FACILITY

During March 2002, Boykin negotiated new terms to its secured credit facility which enables Boykin to borrow up to $65,000, subject to borrowing base and loan-to-value limitations, at a rate that fluctuates at LIBOR plus 2.25% to LIBOR plus 4.00%, as defined. Boykin is required to pay a .25% fee on the unused portion of the credit facility. The facility expires on July 11, 2003. Management intends to refinance the obligation upon maturity.

The credit facility was secured by seven hotel properties with a net carrying value of $94,334 at December 31, 2002 and was secured by eight hotel properties with a net carrying value of $117,016 at December 31, 2001. Outstanding borrowings against the credit facility at December 31, 2001 was $39,000. The net proceeds from the October 2002 preferred stock offering (Note 6) were used to repay the outstanding balance on the credit facility, therefore, at December 31, 2002, there were no amounts outstanding.

The credit facility requires Boykin, among other things, to maintain a minimum net worth, a coverage ratio of EBITDA to debt service, a coverage ratio of EBITDA to debt service and fixed charges and a maximum leverage ratio. Further, Boykin is required to maintain the franchise agreement at each hotel and to maintain its REIT status. The terms of the amendment provide certain restrictions on common share dividends, however, Boykin is entitled to distribute 100% of REIT taxable income. Boykin was in compliance with its covenants at December 31, 2002.

5. TERM NOTES PAYABLE

Red Lion Inns Operating L.P. ("OLP"), a wholly-owned subsidiary of the Partnership, has a $130,000 term loan agreement that expires in June 2023 and may be prepaid without penalty after May 21, 2008. The outstanding balance as of December 31, 2002 and 2001 was $124,860 and $126,971, respectively. The loan bears interest at a fixed rate of 6.9% until May 2008, and at a new fixed rate to be determined thereafter. The loan was secured by ten Doubletree hotels with a net carrying value of $226,698 and $230,812 at December 31, 2002 and 2001, respectively and requires principal repayments based on a 25-year amortization schedule. Under covenants in the loan agreement, assets of OLP are not available to pay the creditors of any other Boykin entity, except to the extent of permitted cash distributions from OLP to Boykin. Likewise, the assets of other Boykin entities are not available to pay the creditors of OLP. The loan agreement also requires OLP to hold funds in escrow for the payment of capital expenditures, insurance and real estate taxes. The term note also requires OLP to maintain certain financial reporting requirements. OLP was in compliance with these requirements at December 31, 2002 and 2001.

In March 2002, Boykin renegotiated the terms of the $45,000 term loan agreement which had an original maturity date of October 2002 with an option to extend to July 2003. Boykin exercised its option to extend the maturity date and the loan will now mature in July 2003. Management intends to refinance the obligation upon maturity. The loan was secured by three hotel properties with a net carrying value of $43,150 and $44,582 at December 31, 2002 and 2001, respectively and bears interest at a rate that fluctuates at LIBOR plus 2.0% to LIBOR plus 4.0% (4.88% at December 31, 2002). The loan agreement requires Boykin, among other things, to maintain a minimum net worth, a coverage ratio of EBITDA to debt service and fixed charges, and to maintain a leverage ratio below a specified level. Boykin is required to maintain the franchise agreement at each hotel and to maintain its REIT status. In conjunction with the preferred stock offering in October 2002 (Note 6), Boykin used a portion the net proceeds to reduce the loan balance by $3,033, therefore at December 31, 2002, the outstanding balance was $41,967. Boykin was in compliance with its covenants at December 31, 2002.

Boykin Holding, LLC ("BHC"), a wholly-owned subsidiary of the Partnership, has a $108,000 term loan agreement. The loan matures in July 2003 and contains two one-year extension options. The loan was secured by nine hotel properties with a net carrying value of $74,136 and $76,477 at December 31, 2002 and 2001, respectively and bears interest at a rate that fluctuates at LIBOR plus 2.35% (3.73% at December 31, 2002). Under covenants in the loan agreement, assets of BHC are not available to pay the creditors of any other Boykin entity, except to the extent of permitted cash distributions from BHC to Boykin. Likewise, the assets of other entities are not available to pay the creditors of BHC. The loan agreement also requires BHC to hold funds in escrow for the payment of capital expenditures, insurance and real estate taxes and requires BHC to maintain certain financial reporting requirements. BHC was in compliance with these requirements at December 31, 2002 and 2001.

In March 2001, the Partnership entered into an interest rate swap, which fixes the overall interest rate at 7.32% on $83,000 of debt designated to BHC's $108,000 term note until July 2003. BHC also has interest rate protection on the remaining $25,000 to cap the overall loan interest rate at no more than 10.25%.

As a part of normal business activities, Boykin issues letters of credit through major banking institutions as required by certain debt and insurance agreements. As of December 31, 2002, letters of credit outstanding totaled $2,116. As of December 31, 2002, Boykin has not entered into any significant other off-balance sheet financing arrangements.

Maturities of long-term debt at December 31, 2002 were as follows:

2003	$152,231
2004	2,402
2005	2,601
2006	2,788
2007	2,990
2008 and thereafter	111,815
	$274,827

6. DESCRIPTION OF CAPITAL SHARES

Common Shares

Holders of Boykin's common shares are entitled to receive dividends, as and if declared by the Board of Directors, out of funds legally available therefore. The holders of common shares, upon any liquidation, dissolution or winding-up of Boykin, are entitled to share ratably in any assets remaining after payment in full of all liabilities of Boykin and all preferences of the holders of any outstanding preferred shares. The common shares possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of common shares do not have cumulative voting rights in the election of directors and do not have preemptive rights.

Preferred Shares

The Board of Directors is authorized to provide for the issuance of two classes of preferred shares, each in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights (other than voting rights) of each series and the qualifications, limitations or restrictions thereon. Because the Board of Directors has the power to establish the preferences and rights of each series of preferred shares, the Board of Directors may afford the holders of any series of preferred shares preferences, powers and rights senior to the rights of holders of common shares. The issuance of preferred shares could have the effect of delaying or preventing a change in control of Boykin. As a result of our preferred offering in October as discussed below, there were 181,000 preferred shares issued and outstanding at December 31, 2002. No preferred shares had been issued or were outstanding as of December 31, 2001.

In October 2002, Boykin completed an underwritten public offering of 1,800,000 preferred depositary shares. Each depositary share represents a 1/10 interest in one share of Boykin's 10 1/2% Class A Cumulative Preferred Shares, Series 2002-A, and has a liquidation preference of $25 per share. Dividends on the depositary shares are payable quarterly, upon authorization by the Board of Directors, beginning on January 15, 2003 at an annual rate of $2.625 per depositary share and are senior to the common shares. The shares are listed and traded on the New York Stock Exchange. The shares do not have a stated maturity and are not subject to any sinking fund or mandatory redemption provisions. Net proceeds from the offering were used to repay the outstanding balance on the $65,000 credit facility (Note 4) and pay down $3,033 on the $45,000 term note (Note 5). An additional 10,000 depositary shares were later issued to cover over-allotments. The Company owns a corresponding Series A Preferred equity interest in the Partnership that entitles the Company to income and distributions in amounts equal to the dividends payable on the Company's Series A Preferred shares.

7. LIMITED PARTNERSHIP INTERESTS

Pursuant to the Partnership Agreement, the minority interest limited partners of the Partnership have exchange rights which enable them to cause the Partnership to pay cash for their interests in the Partnership, or at Boykin's election, to exchange common shares for such interests. The exchange rights may be exercised in whole or in part. The number of common shares issuable to the limited partners upon exercise of the exchange rights as of December 31, 2001 was 1,291,114. Effective January 1, 2002, in conjunction with the TRS transactions discussed in Note 1, an additional 1,427,142 limited partnership units were issued as consideration for the acquisition of leasehold interests in the hotels. As such, as of December 31, 2002, there were 2,718,256 minority interest limited partnership units outstanding. The number of shares issuable upon exercise of the exchange rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or the shareholders of Boykin.

8. JOINT VENTURE WITH AEW

In February 1999, Boykin formed a joint venture with AEW. Pursuant to the joint venture agreement, AEW has contributed $21,215 of equity capital into the joint venture. Boykin has contributed $7,072, has served as the operating partner of the joint venture for which it receives compensation from the joint venture, and has the right to receive incentive returns based on the performance of acquired assets. Because of the non-controlling nature of its ownership interest in the joint venture, Boykin accounts for its investment utilizing the equity method.

AEW has the option to acquire convertible preferred shares in exchange for its capital invested in the joint venture. If issued, the preferred shares would be convertible into common shares at $16.48 per common share and would have a minimum cumulative annual dividend equivalent to $1.88 per common share. As of December 31, 2002, AEW had the option to acquire preferred shares convertible into 1,287,304 common shares.

In August 1999, the Boykin/AEW venture partnered with a private investor, forming Boykin Chicago, LLC, in which Boykin/AEW has a 75% interest. Boykin Chicago, LLC purchased Hotel 71, located in Chicago, Illinois for cash consideration of $48,000. The acquisition was accounted for as a purchase and was funded with proceeds from a $30,000 secured mortgage note with the remainder in cash from the partners. In September 2000, Boykin purchased the 25% interest in Boykin Chicago, LLC from the private investor for $6,270, thereby increasing Boykin's total ownership interest in the hotel from 18.75% to 43.75%. A subsidiary of BMC leased the property pursuant to a long-term percentage lease agreement, which was terminated on June 30, 2001. Subsequently, a TRS of Boykin Chicago, LLC entered into a management agreement with the subsidiary of BMC to manage the property.

9. EXTRAORDINARY ITEMS

In connection with obtaining the secured credit facility (Note 4) and the $108,000 secured term loan (Note 5) in 2000, Boykin wrote off existing unamortized deferred financing costs under the previous $175,000 credit facility totaling $745. These charges, net of $59 of minority interest, are reflected as an extraordinary item in the accompanying consolidated statement of operations for the year ended December 31, 2000.

10. PERCENTAGE LEASE AGREEMENTS

Rent due under percentage leases is the greater of minimum rent, as defined, or percentage rent. Percentage rent applicable to room and other hotel revenues varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents applicable to room and other hotel revenues are subject to annual adjustments based on increases in the United States Consumer Price Index ("CPI"). Percentage rent applicable to food and beverage revenues is calculated by multiplying fixed percentages by the total amounts of such revenues. Percentage lease revenues were $4,730, $71,990 and $85,854, respectively, for the years ended December 31, 2002, 2001 and 2000, of which approximately $1,082, $11,794 and $24,882, respectively, was in excess of minimum rent.

The one percentage lease remaining for the property not operated under the TRS structure (Note 1) has a noncancelable remaining term of five years, subject to earlier termination on the occurrence of certain contingencies, as defined. Future minimum rentals (ignoring future CPI increases) to be received by Boykin from this lease for each of the years in the period 2003 to 2007 and in total thereafter are as follows:

2003	$1,347
2004	1,347
2005	1,347
2006	1,347
2007	1,148
2008 and thereafter	—
	$6,536

11. SHARE COMPENSATION PLANS

Boykin has a Long-Term Incentive Plan (LTIP) which provides for the granting to officers and eligible employees of incentive or nonqualified share options, restricted shares, deferred shares, share purchase rights and share appreciation rights in tandem with options, or any combination thereof. Boykin has reserved 1,700,000 common shares for issuance under the LTIP.

Share Option Plan

The table below summarizes information related to share option grant and exercise activity in 2002, 2001 and 2000.

	Options Granted to				
Year	Officers and Employees	Non-employee Directors	Weighted Average Fair Value of Options Granted	Options Exercised	Exercised Price Per Share
2002	353,000	—	$1.05	—	—
2001	145,000	30,000	$0.66	—	—
2000	143,000	6,000	$0.88	—	—

As of December 31, 2002 and 2001, information related to outstanding options was as follows:

	Total Options			Exercisable Options	
Year	Options Outstanding	Weighted Average Per Share Exercise Price	Weighted Average Remaining Contractual Life	Options Outstanding	Weighted Average Per Share Exercise Price
2002	839,139	$11.24	7.5 years	422,405	$13.72
2001	594,139	$12.84	7.7 years	361,073	$14.75

Options vest over various periods ranging from one to nine years from the date of grant. The term of each option granted will not exceed ten years from date of grant, and the exercise price may not be less than 100% of the fair market value of Boykin's common shares on the grant date.

The fair value of employee share options used to compute the pro forma amounts of net income (loss) and basic earnings per share presented in Note 2 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Options Issued In		
	2002	2001	2000
Dividend yield	10.00%	12.29%	10.00%
Expected volatility	34.30%	35.94%	29.19%
Risk-free interest rate	4.40%	5.40%	6.52%
Expected holding period	5.0 years	8.0 years	8.0 years

Restricted Share Grant Plan

The following table summarizes Boykin's restricted share grant activity related to its officers, eligible employees and non-employee directors.

	2002	2001
Restricted shares outstanding – beginning of year	200,736	168,512
New share grants	99,170	54,750
Shares cancelled	(11,315)	(976)
Shares vested	(69,239)	(21,550)
Restricted shares outstanding – end of year	219,352	200,736

The restricted shares vest over various periods ranging from one to five years from the date of grant. The value of shares granted has been calculated based on the average of the high and low share price on the date of grant and is being amortized as compensation expense over the respective vesting periods. For the years ended December 31, 2002, 2001 and 2000, Boykin's compensation expense related to these restricted shares was $992, $589 and $463, respectively. As of December 31, 2002, the unearned compensation related to restricted share grants was $1,194 and has been classified as a component of shareholders' equity in the accompanying balance sheet.

12. EMPLOYEE BENEFIT PLANS

Boykin maintains two employee benefit plans, the Boykin Lodging Company Money Purchase Pension Plan and the Boykin Lodging Company Profit Sharing Plan. Both plans are defined contribution plans which were established to provide retirement benefits to eligible employees. Boykin's contributions to these plans for the years ended December 31, 2002, 2001 and 2000 totaled $219, $275 and $261, respectively.

13. COMMITMENTS

Portions of land related to six of the hotels owned by Boykin are subject to land leases which expire at various dates through 2068. All leases require minimum annual rentals, and one lease requires percentage rent based on hotel revenues. The other five leases are adjusted for increases in CPI every one to ten years. Rental expense charged to operations related to these leases for the years ended December 31, 2002, 2001 and 2000 was $987, $1,057 and $1,194, respectively.

Boykin entered into a lease agreement which expires in January 2008 for the office space currently used by Boykin and BMC and its subsidiaries. Pursuant to a shared services and office space agreement, BMC reimburses Boykin for its proportionate share of the space used under the lease agreement. Boykin's expense charged to operations related to its proportionate share of the utilized space for the years ended December 31, 2002, 2001 and 200 was $64, $61 and $59, respectively.

Boykin's annual obligations to make future minimum payments under the land lease agreements (ignoring future CPI increases) and the office space lease as of December 31, 2002 are as follows:

2003	$ 731
2004	738
2005	744
2006	744
2007	743
2008 and thereafter	25,327
	$29,027

Boykin's joint venture partner in Shawan Road Hotel Limited Partnership has the right, subject to certain performance criteria, to sell one-half of its respective interests in this joint venture to Boykin at fair market value, with Boykin retaining the option to fund the purchase price with cash or through the issuance of common shares. As of December 31, 2002, Boykin's joint venture partner did not have the ability to exercise this right.

14. RELATED PARTY TRANSACTIONS

The Chairman and Chief Executive Officer of Boykin is the majority shareholder of BMC. BMC and Westboy LLC, previously a subsidiary of BMC, were significant sources of Boykin's percentage lease revenue through December 31, 2001. At December 31, 2001, Boykin had rent receivable of $1,118, due from related party lessees. At December 31, 2001, Boykin had a payable to related party lessees of $90, primarily for the reimbursement of capital expenditure costs incurred on behalf of Boykin. Boykin paid a $1,600 lease termination fee to BMC related to the sale of the Daytona hotel in January 2001.

As a result of the TRS transaction discussed in Note 1, Boykin acquired 16 subsidiaries of BMC whose primary assets were leasehold interests in 25 hotel properties owned by Boykin. At December 31, 2001, Boykin had recorded a receivable from BMC of $2,008 for the net working capital assets of the subsidiaries acquired. As of December 31, 2002, $6 of the receivable remains outstanding.

Also in conjunction with the TRS transaction, effective January 1, 2002, BMC managed 16 of the consolidated properties in which Boykin owned an interest. Additionally, during October 2002, BMC assumed management of the Doubletree Kansas City and the Pink Shell Beach Resort after we terminated the previously existing management agreements with Interstate. BMC is entitled to management fees plus reimbursement for employee related expenses. Management fees earned by BMC related to these hotels during the year ended December 31, 2002 totaled $4,148. As of December 31, 2002, Boykin had related party payables to BMC of $798 primarily related to management fees and reimbursements of expenses on behalf of the hotel properties.

During the years ended December 31, 2002, 2001 and 2000, Boykin paid a wholly-owned subsidiary of BMC $192, $774 and $1,082, respectively, for design, purchasing and project management services and for reimbursement of expenses related to capital improvements at its hotels. During 2001, a subsidiary of BMC sold a portion of its business to an unrelated third party. A portion of the sales price is payable contingent upon future revenues of the business, including revenues from Boykin. During 2002, an additional $78 of sales proceeds was provided to BMC as a result of purchases made by Boykin.

Prior to the TRS transactions, effective February 1, 2000, Jersey Boy LLC, a wholly owned subsidiary of BMC, ("JerseyBoy") managed the Radisson Hotel Mt. Laurel pursuant to a management agreement. Boykin paid JerseyBoy management fees of $200 and $202 in 2001 and 2000, respectively.

15. STATEMENTS OF CASH FLOWS, SUPPLEMENTAL DISCLOSURES

As of December 31, 2002, there was $4,747 of dividends and Partnership distributions which were declared but not paid. As of December 31, 2001, there were no dividends or Partnership distributions which were declared but not paid.

Interest paid during the years ended December 31, 2002, 2001, and 2000 was $20,240, $22,178 and $22,992, respectively.

As discussed in Note 3, in 2000, Boykin transferred ownership of its Cleveland Marriott East hotel in Cleveland, Ohio to Hilton in exchange for Hilton's Doubletree hotel in San Antonio, Texas and their Doubletree Guest Suites hotel in Southfield, Michigan, which was renovated and rebranded as an Embassy Suites in 2001.

16. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

As a result of the TRS transactions discussed in Note 1, Boykin's consolidated financial statements for 2002 include the results of operations of the consolidated hotels operated by BMC, Hilton,Interstate and Davidson as compared to the lease revenues from these properties recorded in Boykin's historical financial information. For comparative purposes, the following pro forma financial information for 2001 is presented as if the following transactions had been consummated as of January 1, 2001:

- acquisition of lessees from BMC;
- the issuance of 1,427,142 Partnership units to a BMC subsidiary;
- entering into the BMC management agreements;
- termination/assignment of Interstate leases;
- entering into the Interstate management agreements; and
- termination of the percentage lease for a hotel in Chicago, Illinois owned by an unconsolidated joint venture, and a new TRS owned by that joint venture entering into a management contract with a BMC subsidiary.

	Year Ended December 31, 2001
Revenues	
Hotel revenues	
Rooms	$166,140
Food and beverage	74,861
Other	15,176
Total hotel revenues	256,177
Lease revenue	6,038
Total revenues	262,215
Expenses	
Hotel operating expenses	
Rooms	42,065
Food and beverage	52,152
Other direct	8,644
Indirect	73,843
Management fees	9,972
Property taxes, insurance and other	13,811
Real estate related depreciation and amortization	28,474
Corporate general and administrative	6,230
Impairment of real estate	24,000
Total operating expenses	259,191
Operating income	3,024
Interest income	596
Other income	1,071
Interest expense	(21,916)
Amortization of deferred financing costs	(1,205)
Minority interest in joint ventures	193
Minority interest in operating partnership	2,694
Equity in income of unconsolidated joint ventures	262
Loss before gain on sale of assets and cumulative effect of change in accounting principle	(15,281)
Gain on sale of assets	240
Loss before cumulative effect of change in accounting principle	$ (15,041)
Loss per share before cumulative effect of change in accounting principle	
Basic	$(0.88)
Diluted	$(0.88)
Weighted average shares outstanding (in thousands)	
Basic	17,176
Diluted	17,281

17. QUARTERLY OPERATING RESULTS (UNAUDITED)

Boykin's unaudited consolidated quarterly operating data for the years ended December 31, 2002 and 2001 follows. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. Quarterly operating results are not necessarily indicative of the results to be achieved in succeeding quarters or years.

	For the 2002 Quarter Ended			
	March 31	**June 30**	**September 30**	**December 31**
Total revenues	$60,664	$68,297	$67,470	$66,676
Net income (loss)	(1,945)	2,898	88	(1,412)
Preferred dividends	—	—	—	(1,109)
Net income (loss) applicable to common shareholders	(1,945)	2,898	88	(2,521)
Net income (loss) applicable to common shareholders per share:				
Basic	(0.11)	0.17	0.01	(0.15)
Diluted	(0.11)	0.17	0.01	(0.15)
Weighted average number of common shares outstanding (in thousands):				
Basic	17,218	17,239	17,262	17,273
Diluted	17,294	17,379	17,385	17,396

	For the 2001 Quarter Ended			
	March 31	**June 30**	**September 30**	**December 31**
Total revenues	$17,675	$18,325	$19,110	$23,543
Income (loss) applicable to common shareholders before cumulative effect of change in accounting principle	(92)	1,172	1,306	(31,583)
Net income (loss) applicable to common shareholders	(465)	1,172	1,306	(31,583)
Net income (loss) applicable to common shareholders before cumulative effect of change in accounting principle per share:				
Basic	(0.01)	0.07	0.08	(1.84)
Diluted	(0.01)	0.07	0.08	(1.84)
Net income (loss) applicable to common shareholders per share:				
Basic	(0.03)	0.07	0.08	(1.84)
Diluted	(0.03)	0.07	0.08	(1.84)
Weighted average number of common shares outstanding: (in thousands):				
Basic	17,161	17,171	17,181	17,188
Diluted	17,191	17,234	17,240	17,207

18. SUBSEQUENT EVENTS

In January 2003, Boykin closed a $23,300 construction loan secured by the White Sand Villas hotel condominium project. The loan is due in January 2005, bears interest at a floating rate of 250 basis points over LIBOR and requires principal payments based on condominium sales.

In February 2003, Boykin completed the sale of the Knoxville Hilton and the Hampton Inn Lake Norman, for aggregate proceeds of $15,200. The net proceeds of these sales were applied to the $108,000 term loan as a release of the underlying security which the assets historically provided to the loan. The loan has a remaining outstanding balance of $93,750 after applying such proceeds. Boykin will record an approximate $1,500 net gain on the sale of these two properties in the first quarter of 2003. These assets were not classified as held for sale as of December 31, 2002 under the definition of SFAS 144 as a release was required to be granted by the lenders in the term loan. The release was not granted until 2003.

DIRECTORS AND EXECUTIVE TEAM

DIRECTORS

Robert W. Boykin
Chairman of the Board
and Chief Executive Officer

Raymond P. Heitland
Retired Chief Financial Officer
Boykin Lodging Company

Albert T. Adams
Partner, Baker & Hostetler, LLP
Cleveland, Ohio

Lee C. Howley, Jr.
Owner and President,
Howley & Company
Cleveland, Ohio

William H. Schecter
President,
National City Capital Corporation

Frank E. Mosier
Retired Vice Chairman
BP America Inc.

Ivan J. Winfield
Associate Professor,
Baldwin-Wallace College and
Retired Managing Partner
Coopers & Lybrand LLP
Northeast Ohio Practice

EXECUTIVE TEAM

Robert W. Boykin
Chairman of the Board
and Chief Executive Officer

Richard C. Conti
President and
Chief Operating Officer

Shereen P. Jones
Executive Vice President,
Chief Financial and Investment Officer

Russ C. Valentine
Senior Vice President,
Acquisitions

Andrew C. Alexander
Senior Vice President,
General Counsel

Julie L. Richter
Vice President and Controller

CORPORATE INFORMATION

CORPORATE OFFICE

Boykin Lodging Company
45 W. Prospect Avenue, Suite 1500
Cleveland, Ohio 44115
Phone: 216-430-1200
Fax: 216-430-1201

ANNUAL SHAREHOLDERS' MEETING

May 22, 2003, 10:00 a.m., central standard time
Hotel 71
Chicago, Illinois

SHARE LISTING

New York Stock Exchange Symbol:
Common: BOY
Preferred Depositary: BOY PrA

INDEPENDENT ACCOUNTANT

Deloitte & Touche LLP
Cleveland, Ohio

LEGAL COUNSEL

Baker & Hostetler LLP
Cleveland, Ohio

TRANSFER AGENT AND REGISTRAR

National City Bank
Cleveland, Ohio

FORM 10-K

Copies of any financial report or other information filed by Boykin Lodging Company with the SEC, including the 2002 Form 10-K, may be obtained without charge through our website at or by writing or calling our corporate office listed at the left. Just ask for investor relations.

DIVIDEND REINVESTMENT AND OPTIONAL SHARE PURCHASE PLAN

Shareholders have a convenient opportunity to automatically reinvest *dividends and make voluntary cash investment in Boykin shares* at a discount to market prices and without paying brokerage commissions. You may contact our transfer agent, National City Bank, at 1-800-622-6757 for more information or find out more through our website at **www.boykinlodging.com**.

VISIT OUR WORLDWIDE WEBSITE

Look for Boykin Lodging Company on the World Wide Web at **www.boykinlodging.com**.

FORWARD LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of federal securities law, including statements concerning our intent, belief or current expectations or those of our directors or officers with respect to our outlook for 2003 and beyond; leasing, management or performance of the hotels; plans for expansion, conversion or renovation of the hotels; adequacy of reserves for renovation and refurbishment; financing plans; continued qualification as a REIT under applicable tax laws; policies regarding investments, acquisitions, dispositions, financings, conflicts of interest and other matters; national and international economic, political or market conditions; and trends affecting our or any hotel's financial condition or results of operations.

You are cautioned that any such forward-looking statement is not a guarantee of future performance and involves risk and uncertainties, and that actual results may differ materially from those in the forward-looking statement as a result of various factors. These factors that could cause actual results to differ materially from our expectations include, among other factors, financial performance, real estate conditions, execution of hotel acquisition or disposition programs, change in local or national economic conditions and their impact on the occupancy of our hotels, war, terrorism, hurricanes, changes in interest rates, changes in the local or national supply and construction of new hotels, changes in profitability and margin and the financial condition of our operators and lessee, and other similar variables. The information contained in this annual report and in our periodic filings with the Securities and Exchange Commission also identified important factors that could cause such differences.

HOTEL PROPERTIES

Doubletree Portland Lloyd Center
Portland, Oregon
476 Rooms
503-281-6111

Doubletree Sacramento
Sacramento, California
448 Rooms
916-929-8855

Doubletree Omaha Downtown
Omaha, Nebraska
413 Rooms
402-346-7600

Doubletree Kansas City
Kansas City, Missouri
388 Rooms
816-474-6664

Doubletree Boise Riverside
Boise, Idaho
304 Rooms
208-343-1871

Doubletree Colorado Springs
Colorado Springs, Colorado
299 Rooms
719-576-8900

Doubletree San Antonio
San Antonio, Texas
290 Rooms
210-366-2424

Doubletree Spokane Valley
Spokane, Washington
237 Rooms
509-924-9000

Doubletree Portland Downtown
Portland, Oregon
235 Rooms
503-221-0450

Doubletree Eugene/Springfield
Springfield, Oregon
234 Rooms
541-726-8181

Doubletree Bellevue Center
Bellevue, Washington
208 Rooms
425-455-1515

Doubletree Yakima Valley
Yakima, Washington
208 Rooms
509-248-7850

Marriott's Hunt Valley Inn
Baltimore, Maryland
392 Rooms
410-785-7000

Cleveland Airport Marriott
Cleveland, Ohio
375 Rooms
216-252-5333

Buffalo Marriott
Buffalo, New York
356 Rooms
716-689-6900

Columbus North Marriott
Columbus, Ohio
300 Rooms
614-885-1885

Meadowlands-Lyndhurst Courtyard by Marriott
Lyndhurst, New Jersey
227 Rooms
201-896-6666

Berkeley Marina Radisson
Berkeley, California
369 Rooms
510-548-7920

Radisson Hotel Mt. Laurel
Mt. Laurel, New Jersey
283 Rooms
856-234-7300

High Point Radisson
High Point, North Carolina
251 Rooms
336-889-8888

Radisson Inn Sanibel Gateway
Ft. Myers, Florida
157 Rooms
239-466-1200

Holiday Inn Minneapolis West
Minneapolis, Minnesota
196 Rooms
952-593-1918

Holiday Inn Crabtree
Raleigh, North Carolina
176 Rooms
919-782-8600

Lake Norman Holiday Inn
Charlotte, North Carolina
119 Rooms
704-892-9120

Melbourne Hilton Oceanfront
Melbourne, Florida
118 Rooms
321-777-5000

Hampton Inn San Diego Airport/Sea World
San Diego, California
199 Rooms
619-299-6633

Embassy Suites Southfield
Southfield, Michigan
239 Rooms
248-350-2000

Melbourne Quality Suites
Melbourne, Florida
208 Rooms
321-723-4222

Pink Shell Beach Resort
Ft. Myers Beach, Florida
156 Rooms
239-463-6181

French Lick Springs Resort
French Lick, Indiana
485 Rooms
812-936-9300

Hotel 71
Chicago, Illinois
454 Rooms
312-346-7100


Hotel 71

BOYKIN
LODGING COMPANY